GREAT AMERICAN®
FINANCIAL RESOURCES



ANNUAL REPORT 2002

Contents

HIGHLIGHTS

in millions, except per share amounts

	2002	2001	2000	1999	1998
Assets	$9,362.6	$8,400.4	$7,975.9	$7,530.7	$7,190.4
Premiums*	$1,313.5	$1,061.3	$1,008.4	$714.0	$625.0
Net Investment Income	$527.8	$506.5	$495.7	$493.3	$502.5
Core Net Operating Earnings	$63.6	$76.2	$76.1	$76.6	$80.6
Litigation Charges	-	-	(21.1)	-	-
Realignment Charge	-	-	-	(6.5)	-
Realized Investment Gains (Losses)	(29.7)	(33.5)	5.1	(4.6)	17.2
Equity in Results of Affiliate	-	-	(6.2)	(2.0)	(0.3)
Extraordinary Item	-	-	-	-	(0.8)
Cumulative Effect of Accounting Changes	(17.7)	(5.5)	0.8	(4.7)	-
Net Income	$16.2	$37.2	$54.7	$58.8	$96.7
Core Net Operating Earnings - Per Share	$1.49	$1.78	$1.78	$1.78	$1.84
Litigation Charges	-	-	(0.50)	-	-
Realignment Charge	-	-	-	(0.15)	-
Realized Investment Gains (Losses)	(0.70)	(0.78)	0.12	(0.11)	0.39
Equity in Results of Affiliate	-	-	(0.14)	(0.04)	-
Extraordinary Item	-	-	-	-	(0.02)
Cumulative Effect of Accounting Changes	(0.41)	(0.13)	0.02	(0.11)	-
Diluted Net Income - Per Share	$0.38	$0.87	$1.28	$1.37	$2.21

* Excludes premiums of subsidiaries or divisions until their first full year following acquisition or formation. All periods exclude premiums of subsidiaries sold.

** Excludes realized investment gains (losses), equity in results of affiliate, and non-recurring charges.

Insurance Subsidiaries Asset Growth


in millions
at December 31,
$9,000
7,200
5,400
3,600
1,800
0
1982
1987
1992
1997
2002

Over the last two decades, assets of our insurance companies have grown at an annual compounded rate exceeding 12%.

Common Stockholders' Equity


in millions
at December 31,
$800
600
400
200
0
1992
1994
1996
1998
2000
2002

Since 1992, our common stockholders' equity has grown more than $500 million (over 400%). Excludes unrealized gains and losses.

MESSAGE TO Investors

Dear Fellow Shareholders,

The year 2002 presented market and economic conditions that were truly extraordinary. Interest rates hit a generational low, the stock market declined for the third straight year, and corporate bond default rates were near a record high. These conditions caused our earnings to fall short of our expectations.

Nonetheless, GAFRI's accomplishments in this challenging environment clearly demonstrate the strength of our core businesses. Year-end shareholders' equity was at an all-time high. Our statutory premiums grew to $1.3 billion, an increase of 24 percent over the previous year. Our investment portfolio, comprised principally of investment grade fixed-income securities, ended the year with net unrealized gains of over $300 million.

Streamlining of the Company has continued, and we have made great improvements in our cost structure. The number of policies administered per employee has nearly doubled in the last three years. At the same time, the speed and quality of the services our associates deliver have improved.

We have instituted thorough and continuous strategic reviews of our various lines of business. This process has allowed us to identify and de-emphasize small lines of business in which we did not have a critical mass or a strategic advantage. Through this process, we have been able to focus additional resources on areas that are key to our success. For example, in the last several years we have dedicated additional resources to our 403(b) and retirement annuity lines. We recognize these are the areas in which the Company has historically achieved its greatest successes, and we intend to emphasize their importance.

Great American Financial Resources is well positioned for the future. We remain committed to building shareholder value and serving our policyholders, employees, and agents.

Sincerely,



Carl H. Lindner
Chairman of the Board



S. Craig Lindner
President and Chief Executive Officer



Charles R. Scheper
Chief Operating Officer







Our Purpose: To deliver financial solutions that help people fulfill today's needs and tomorrow's dreams.

Our Vision: To be a trusted partner delivering long-term value to each of our stakeholders: investors, consumers, distributors, and employees.

business SUMMARY


N
annuities • life • health

FOCUSING ON VALUE

Company Profile

Great American Financial Resources is a diversified financial services company headquartered in Cincinnati, Ohio. We market annuities and life and supplemental health insurance through a distribution system of licensed agents and registered representatives. Our insurance subsidiaries are licensed in all 50 states, the District of Columbia, and Puerto Rico.

Total Statutory Premiums


in millions
$1,500
1,200
900
600
300
0
1998
1999
2000
2001
2002

In the last four years, premiums have doubled.



While we have diversified our product lines over the last 10 years, we remain committed to those products upon which our Company was built. Therefore, we continue to strengthen our efforts in the fixed annuity lines of business. In addition, we actively monitor our product offerings based on premium and profitability targets.

Annuities

Annuities make up our largest product group, accounting for more than three-fourths of the Company's premiums and assets. We have been marketing tax-deferred annuities since the 1970s and remain a leader in the kindergarten through high school teacher segment of the retirement annuities business. We continue to update our traditional fixed annuity offerings in order to meet increased market demand. As a result, premiums from this business segment climbed for the third straight year. In 2002, total fixed annuity premiums increased nearly 50 percent to more than $800 million.

The stock market successes of the 1990s heightened consumer interest in our variable annuities. Likewise, the continued downward movement in equity markets over the last three years negatively influenced sales of these annuities. In 2002, variable annuity premiums totaled $182 million compared to $321 million in 2000.

Life and Supplemental Insurance

Through our Cincinnati operations, we market term and universal life policies for individuals, families, and small businesses.

Through our Austin, Texas, operations, we provide insurance policies to supplement primary health insurance and other insurance coverage. These products provide for expenses related to critical illness, short-term disability, cancer, intensive care, accidents, hospital stays, and long-term care for individuals and groups.

Through Great American Life Assurance Company of Puerto Rico, we sell in-home service life and supplemental health products through a network of company-employed agents. Ordinary life, cancer, credit, and group life products are sold through independent agents.

Premium Composition Comparison

2002


58%
4%
14%
24%

Total Premiums $1,314 million

- Traditional Fixed Annuities
- Variable Annuities
- Life and Health Premiums
- Equity-Indexed Annuities

1998


60%
9%
14%
17%

Total Premiums $625 million

Productivity


80%
60%
40%
20%
0%
2000
2001
2002

This measure reflects the percentage increase in policies per employee since 1999.

Health Statutory Premiums

in millions


$200
150
100
50
0
1998
2000
2002

The acquisition of UTA in 1999 has provided GAFRI with an enhanced product mix.

INVESTMENT PORTFOLIO

Maintaining a high-quality investment portfolio that produces a predictable and stable stream of investment income is our principal investment objective. Our investment strategies are predicated on our strengths in credit analysis, comprehensive asset-liability management techniques, and maintaining a highly liquid portfolio that allows us to respond to the opportunities that exist with changing market conditions.

In structuring our portfolio, the foremost consideration is the liabilities that our assets support. We rigorously test the appropriateness of our assets with respect to our liabilities by running simulations under varying interest rate and equity scenarios. Our ability to match assets and liabilities appropriately is enhanced by the credit quality and structural stability of our invested assets, as well as the persistent nature of our liabilities.

Fixed income investments—bonds, policy loans, mortgage loans, and short-term investments—make up approximately 98 percent of our invested assets. The National Association of Insurance Commissioners (NAIC) assigns quality ratings to the fixed income securities invested in by insurance companies. According to these ratings, the credit quality of our portfolio is excellent, with 93 percent of our fixed maturity portfolio in investment-grade quality securities (NAIC rating of 1 or 2) at year-end 2002.

Our Company's bond portfolio is well diversified, with limited exposure to the more cyclical companies and troubled industries. As of December 31, 2002, our portfolio contains unrealized gains of over $300 million. The average maturity of our fixed maturity portfolio was approximately six and one-half years. Our bond portfolio consists primarily of corporate bonds, the vast majority of which are non-callable prior to maturity.

Great American Financial Resources Investment Portfolio*


1%
3%
1%
95%

Life Insurance Industry Investment Portfolio*


3%
11%
4%
4%
78%

- Bonds**
- Stocks
- Policy Loans
- Real Estate
- Other Invested Assets

Great American Financial Resources invests predominantly in investment-grade bonds with very little investment in stocks, real estate, or mortgages.

* Company data is as of December 31, 2002.
Life Insurance Industry data is as of September 30, 2002.

** Includes cash and short-term investments.

>> WE HAD UNREALIZED GAINS OF MORE THAN $300 MILLION AT YEAR-END 2002.>>



GAFRI Investment Portfolio

in millions

	Amortized Cost	Market
Corporate obligations	$3,681	$3,828
Mortgage-backed securities	2,246	2,339
Government, municipalities and political subdivisions	967	1,014
Total fixed maturities	6,894	7,181
Common and preferred stocks	47	73
Mortgage loans & real estate	98	98*
Policy loans	215	215
Short-term investments	400	400
Total investments	$7,654	$7,967

* Assumes market value is equal to amortized cost.

Consolidated Balance Sheet

dollars in millions	December 31, 2002	2001
Assets		
Investments:		
Fixed maturities - at market (amortized cost - $6,894.1 and $6,302.1)	**$7,181.1**	$6,431.1
Equity securities - at market (cost - $47.0 and $37.8)	**73.5**	59.0
Mortgage loans on real estate	**18.9**	24.8
Real estate	**78.6**	69.4
Policy loans	**214.9**	211.3
Short-term investments	**400.0**	131.9
Total investments	**7,967.0**	6,927.5
Cash	**2.2**	39.0
Accrued investment income	**95.3**	95.0
Unamortized insurance acquisition costs, net	**591.0**	556.1
Other assets	**252.0**	253.2
Variable annuity assets (separate accounts)	**455.1**	529.6
	$9,362.6	$8,400.4
Liabilities and Capital		
Annuity benefits accumulated	**$6,453.9**	$5,832.1
Life, accident and health reserves	**902.4**	638.5
Notes payable	**250.3**	223.0
Payable to affiliates, net	**62.4**	95.7
Deferred taxes on unrealized gains	**93.3**	47.2
Accounts payable, accrued expenses and other liabilities	**150.4**	142.6
Variable annuity liabilities (separate accounts)	**455.1**	529.6
Total liabilities	**8,367.8**	7,508.7
Mandatorily redeemable preferred securities of subsidiary trusts	**142.9**	142.9
Stockholders' Equity:		
Common Stock, $1 par value		
- 100,000,000 shares authorized		
- 42,456,843 and 42,353,464 shares outstanding	**42.4**	42.3
Capital surplus	**347.6**	346.7
Retained earnings	**281.9**	270.0
Unrealized gains on marketable securities, net	**180.0**	89.8
Total stockholders' equity	**851.9**	748.8
	$9,362.6	$8,400.4

Consolidated Income Statement

in millions, except per share amounts	2002	2001 (a)	2000 (a)
	Year ended December 31,		
Revenues:			
Net investment income	**$527.8**	$506.5	$495.7
Life, accident and health premiums (b)	**305.7**	280.1	230.4
Other income (c)	**95.4**	95.1	90.4
Total revenues	**928.9**	881.7	816.5
Benefits and Expenses:			
Benefits to policyholders	**546.3**	507.7	454.1
Insurance acquisition expenses (d)	**114.5**	79.3	62.3
Interest and other financing expenses	**23.8**	27.9	32.2
Other expenses	**159.7**	155.3	162.1
Total benefits and expenses	**844.3**	770.2	710.7
Operating earnings	**84.6**	111.5	105.8
Provision for income taxes	**21.0** (e)	35.3	29.7 (e)
Core net operating earnings	**63.6**	76.2	76.1
Litigation charges, after tax (f)	**-**	-	(21.1)
Non-operating items, after tax:			
Realized investment gains (losses) (g)	**(29.7)**	(33.5)	5.1
Equity in results of affiliate (h)	**-**	-	(6.2)
Cumulative effect of accounting changes (i)	**(17.7)**	(5.5)	0.8
Net Income	**$16.2**	$37.2	$54.7
Average common shares outstanding - diluted	**42.7**	42.7	42.7
Diluted earnings per share data:			
Core net operating earnings	**$1.49**	$1.78	$1.78
Litigation charges (f)	**-**	-	(0.50)
Realized investment gains (losses) (g)	**(0.70)**	(0.78)	0.12
Equity in results of affiliate (h)	**-**	-	(0.14)
Cumulative effect of accounting changes (i)	**(0.41)**	(0.13)	0.02
Diluted net income per common share	**$0.38**	$0.87	$1.28

(a) Net operating earnings, net income and earnings per share for 2001 and 2000, if adjusted to exclude amounts for goodwill no longer being amortized, would have been $1.6 million ($0.04 per share) higher for each year.
(b) For GAAP purposes, annuity premiums are accounted for as deposits rather than revenues.
(c) Includes $11.2 million of real estate operating gains in 2001.
(d) The increase in insurance acquisition expenses in 2002 reflects primarily (i) a writeoff of deferred acquisition costs in the fourth quarter; (ii) the amortization of acquisition costs associated with GAFRI's purchase of Manhattan National Life Insurance Company in June 2002; and (iii) higher commission expense due to the Company's 24% growth in premiums.
(e) Amounts for 2002 and 2000 reflect a reduction in the valuation allowance associated with certain deferred tax assets.
(f) Represents litigation charges related to certain cases in which the Company was a defendant.
(g) Includes the following provisions for other than temporary impairments on investments (after tax): 2002-$63.3 million, 2001-$50.0 million, and 2000-$9.3 million.
(h) In 2001, GAFRI suspended accounting for Chiquita common stock on the equity method.
(i) Reflects the required 2002 implementation of SFAS 142 relating to goodwill, the required 2001 implementation of EITF 99-20 relating to certain asset-backed investments, and the required 2000 implementation of SFAS 133 concerning derivatives and hedging activities.

Subsidiaries of Great American Financial Resources®

Great American Life Insurance Company®

Annuity Investors Life Insurance Company®

United Teacher Associates Insurance Company

Loyal American Life Insurance Company®

Manhattan National Life Insurance Company

Great American Life Assurance Company® of Puerto Rico

Great American Advisors℠ is a full-service broker/dealer that supports our sales efforts including distribution of our insurance products through financial institutions.

Product and Service Directory

Brokerage Services and Community Bank Specialists	1-800-216-3354
403(b)/Retirement Annuities—Fixed and Variable	1-513-412-0228
Single Premium Deferred Annuities	1-513-412-7197
Life Insurance	1-513-412-1100
Life and Supplemental Health Insurance (Puerto Rico)	1-787-758-4888
Long-Term Care Insurance	1-512-451-2224
Supplemental Health and Life Insurance	1-512-451-2224
United Teacher Associates	1-512-451-2224

www.gafri.com

Great American Financial Resources and subsidiaries are equal opportunity employers. Our company is a member of the American Financial Group family of companies.

Directors and Officers

Board of Directors

Carl H. Lindner
Chairman

S. Craig Lindner
President and Chief Executive Officer

Robert A. Adams
Retired Chief Operating Officer, Great American Financial Resources, Inc.

Ronald G. Joseph
Chief Executive Officer and Attorney of Joseph Auto Group

John T. Lawrence III
Senior Vice President with UBS PaineWebber Inc.

William R. Martin
Retired President of Tominy, Inc., and M.B. Computing, Inc.

Charles R. Scheper
Chief Operating Officer, Great American Financial Resources, Inc.

Ronald W. Tysoe
Vice Chairman of Federated Department Stores, Inc.

Officers

Carl H. Lindner
Chairman

S. Craig Lindner
President and Chief Executive Officer

Charles R. Scheper
Chief Operating Officer

Billy B. Hill, Jr.
President, United Teacher Associates Insurance Company

Arturo Carrion
President, Great American Life Assurance Company of Puerto Rico

John B. Berding
Executive Vice President, Investments

Christopher P. Milliano
Executive Vice President and Chief Financial Officer

Mark F. Muething
Executive Vice President, General Counsel and Secretary

Michael J. Prager
Senior Vice President and Chief Actuary

Mathew T. Dutkiewicz
Senior Vice President

Adrienne S. Kessling
Senior Vice President

Richard L. Magoteaux
Senior Vice President

James E. Moffett
Senior Vice President

Malott W. Nyhart
Senior Vice President

Jeffry S. Wolverton
Chief Information Officer


GREAT AMERICAN
FINANCIAL RESOURCES

FINANCIAL STATEMENTS

AND

OTHER FINANCIAL DATA

For the Fiscal Year Ended
December 31, 2002


SEC MAIL PROCESSING
2003
SECTION

250 East Fifth Street
Cincinnati, Ohio 45202

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "anticipates", "believes", expects", "estimates", "intends", "plans", "seeks", "could", "may", "should", "will" or the negative version of those words or other comparable terminology. Examples of such forward-looking statements relating to: expectations concerning market and other conditions and their effect on future premiums, revenues, earning and investment activities; the adequacy of reserves for environmental pollution and expected expense savings resulting from recent initiatives.

Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

- changes in economic conditions, including interest rates, performance of securities markets, and the availability of capital;
- trends in mortality and morbidity;
- regulatory actions and changes;
- changes in legal environment;
- tax law changes;
- availability of reinsurance;
- competitive pressures; and
- changes in debt and claims paying ratings.

Forward-looking statements included in this document are made only as of the date of this report and under Section 27A of The Securities Act and Section 21E of the Exchange Act; we do not have any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Great American Financial Resources, Inc.

We have audited the accompanying consolidated balance sheet of Great American Financial Resources, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great American Financial Resources, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes B and F to the consolidated financial statements, in 2002, the Company implemented Statement of Financial Accounting Standard No. 142, which required a change in the method of accounting for goodwill.

Ernst & Young LLP

Cincinnati, Ohio
February 19, 2003

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(Dollars in millions)

	December 31, 2002	December 31, 2001
Assets		
Investments:		
Fixed maturities - at market (amortized cost - $6,894.1 and $6,302.1)	$7,181.1	$6,431.1
Equity securities - at market (cost - $47.0 and $37.8)	73.5	59.0
Mortgage loans on real estate	18.9	24.8
Real estate	78.6	69.4
Policy loans	214.9	211.3
Short-term investments	400.0	131.9
Total investments	7,967.0	6,927.5
Cash	2.2	39.0
Accrued investment income	95.3	95.0
Unamortized insurance acquisition costs, net	591.0	556.1
Other assets	252.0	253.2
Variable annuity assets (separate accounts)	455.1	529.6
	$9,362.6	$8,400.4
Liabilities and Capital		
Annuity benefits accumulated	$6,453.9	$5,832.1
Life, accident and health reserves	902.4	638.5
Notes payable	250.3	223.0
Payable to affiliates, net	62.4	95.7
Deferred taxes on unrealized gains	93.3	47.2
Accounts payable, accrued expenses and other liabilities	150.4	142.6
Variable annuity liabilities (separate accounts)	455.1	529.6
Total liabilities	8,367.8	7,508.7
Mandatorily redeemable preferred securities of subsidiary trusts	142.9	142.9
Stockholders' Equity:		
Common Stock, $1 par value -100,000,000 shares authorized -42,456,843 and 42,353,464 shares outstanding	42.4	42.3
Capital surplus	347.6	346.7
Retained earnings	281.9	270.0
Unrealized gains on marketable securities, net	180.0	89.8
Total stockholders' equity	851.9	748.8
	$9,362.6	$8,400.4

See Notes to Consolidated Financial Statements.

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT
(In millions, except per share amounts)

	Year ended December 31,		
	2002	2001	2000
Revenues:			
Life, accident and health premiums	$305.7	$280.1	$230.4
Net investment income	527.8	506.5	495.7
Realized gains (losses) on:			
Investments	(45.7)	(51.6)	(19.4)
Redemption of minority ownership by related party	-	-	27.2
Other income	95.4	95.1	90.4
	883.2	830.1	824.3
Costs and Expenses:			
Annuity benefits	301.0	294.7	293.1
Life, accident and health benefits	245.3	213.0	175.2
Insurance acquisition expenses	114.5	79.3	62.3
Trust preferred distribution requirement	13.0	17.1	18.4
Interest and other debt expenses	10.8	10.8	13.8
Other expenses	159.7	155.3	180.4
	844.3	770.2	743.2
Operating earnings before income taxes	38.9	59.9	81.1
Provision for income taxes	5.0	17.2	21.0
Net operating earnings	33.9	42.7	60.1
Equity in losses of affiliate, net of tax	-	-	(6.2)
Income before accounting changes	33.9	42.7	53.9
Cumulative effect of accounting changes, net of tax	(17.7)	(5.5)	0.8
Net Income	$ 16.2	$ 37.2	$ 54.7
Basic earnings per common share:			
Income before accounting changes	$0.80	$1.01	$1.27
Accounting changes	(0.42)	(0.13)	0.02
Net income	$0.38	$0.88	$1.29
Diluted earnings per common share:			
Income before accounting changes	$0.79	$1.00	$1.26
Accounting changes	(0.41)	(0.13)	0.02
Net income	$0.38	$0.87	$1.28
Average number of common shares:			
Basic	42.4	42.3	42.3
Diluted	42.7	42.7	42.7
Cash dividends per common share	$0.10	$0.10	$0.10

See Notes to Consolidated Financial Statements.

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In millions)

	Year ended December 31,		
	2002	2001	2000
Common Stock:			
Balance at beginning of year	$ 42.3	$ 42.3	$ 42.4
Common Stock issued	0.2	0.1	0.1
Common Stock retired	(0.1)	(0.1)	(0.2)
Balance at end of year	$ 42.4	$ 42.3	$ 42.3
Capital Surplus:			
Balance at beginning of year	$346.7	$348.5	$349.7
Common Stock issued	2.4	1.3	1.0
Common Stock retired	(1.5)	(0.7)	(2.2)
Capital transaction of subsidiary	-	(2.4)	-
Balance at end of year	$347.6	$346.7	$348.5
Retained Earnings:			
Balance at beginning of year	$270.0	$237.0	$186.5
Net income	16.2	37.2	54.7
Common dividends declared	(4.3)	(4.2)	(4.2)
Balance at end of year	$281.9	$270.0	$237.0
Unrealized Gains (Losses), Net:			
Balance at beginning of year	$ 89.8	$ 43.9	($ 52.9)
Change during year	90.2	45.9	96.8
Balance at end of year	$180.0	$ 89.8	$ 43.9

	2002	2001	2000
Comprehensive Income:			
Net Income	$ 16.2	$ 37.2	$ 54.7
Other comprehensive income - change in net unrealized gains on marketable securities	90.2	45.9	96.8
Comprehensive income	$106.4	$ 83.1	$151.5

See Notes to Consolidated Financial Statements.

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In millions)

	Year ended December 31,		
	2002	2001	2000
Cash Flows from Operating Activities:			
Net income	$ 16.2	$ 37.2	$ 54.7
Adjustments:			
Cumulative effect of accounting changes	17.7	5.5	(0.8)
Equity in losses of affiliate, net of tax	-	-	6.2
Increase in life, accident and health reserves	70.0	58.0	78.8
Benefits to annuity policyholders	301.0	294.7	293.1
Amortization of insurance acquisition costs	114.5	79.3	62.3
Depreciation and amortization	16.8	12.4	6.7
Realized losses on investments	45.7	51.6	19.4
Realized gain on redemption by related party	-	-	(27.2)
Increase in insurance acquisition costs	(170.2)	(137.7)	(146.7)
Increase in other assets	(24.3)	(38.8)	(35.0)
Increase (decrease) in other liabilities	(49.2)	(9.7)	13.5
Increase (decrease) in payable to affiliates, net	(29.8)	13.4	18.9
Other, net	6.0	(15.8)	(30.5)
	314.4	350.1	313.4
Cash Flows from Investing Activities:			
Purchases of and additional investments in:			
Fixed maturity investments	(3,880.2)	(1,721.3)	(794.1)
Equity securities	(7.4)	(3.3)	(10.7)
Real estate, mortgage loans and other assets	(17.6)	(13.2)	(15.8)
Purchase of subsidiary	(48.5)	-	-
Cash and short-term investments of subsidiary acquired	4.9	-	-
Maturities and redemptions of fixed maturity investments	1,289.3	582.0	392.4
Sales of:			
Fixed maturity investments	2,191.4	873.4	374.8
Equity securities	4.1	1.2	44.5
Real estate, mortgage loans and other assets	7.0	26.1	1.6
Decrease in policy loans	4.5	2.2	3.7
	(452.5)	(252.9)	(3.6)
Cash Flows from Financing Activities:			
Fixed annuity receipts	874.5	616.6	496.8
Annuity surrenders, benefits and withdrawals	(549.9)	(622.5)	(731.9)
Net transfers (to) from variable annuity assets	20.8	(0.4)	(50.5)
Additions to notes payable	27.5	87.5	9.6
Reductions of notes payable	(0.2)	(16.4)	(59.0)
Issuance of Common Stock	2.6	1.4	1.1
Retirement of Common Stock	(1.6)	(0.8)	(2.4)
Repurchase of trust preferred securities	-	(75.0)	(1.4)
Cash dividends paid	(4.3)	(4.2)	(4.2)
	369.4	(13.8)	(341.9)
Net increase (decrease) in cash and short-term investments	231.3	83.4	(32.1)
Beginning cash and short-term investments	170.9	87.5	119.6
Ending cash and short-term investments	$ 402.2	$ 170.9	$ 87.5

See Notes to Consolidated Financial Statements.

INDEX TO NOTES

A. DESCRIPTION OF THE COMPANY

Great American Financial Resources, Inc. ("GAFRI" or "the Company"), through its subsidiaries, markets fixed and variable annuities, and various forms of life and supplemental health insurance through independent agents, payroll deduction plans, financial institutions and in-home sales.

American Financial Group, Inc. ("AFG") and its subsidiaries owned 83% of GAFRI's Common Stock at December 31, 2002.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The accompanying consolidated financial statements include the accounts of GAFRI and its subsidiaries. Certain reclassifications have been made to prior years to conform to the current year's presentation. Acquisitions and sales of subsidiaries have resulted in certain differences in the financial statements and have affected comparability between years. All significant intercompany balances and transactions have been eliminated. All acquisitions have been treated as purchases. The results of operations of companies since their formation or acquisition are included in the consolidated financial statements.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Investments All fixed maturity securities are considered "available for sale" and reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Short-term investments are carried at cost; mortgage loans on real estate are generally carried at amortized cost; policy loans are stated at the aggregate unpaid balance. Premiums and discounts on mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the differences between interest rates of the underlying mortgages and current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the creditworthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

Emerging Issues Task Force Issue No. 99-20 ("EITF 99-20") established a new standard for recognizing interest income and impairment on certain asset-backed investments. Interest income on these investments is recorded at a yield based on projected cash flows. The yield is adjusted prospectively to reflect actual cash flows and changes in projected amounts. Impairment losses on these investments must be recognized when (i) the fair value of the security is less than its cost basis and (ii) there has been an adverse change in the expected cash flows. The new standard became effective on April 1, 2001. Impairment losses at initial application of this rule were recognized as the cumulative effect of an accounting change. Subsequent impairments are recognized as a component of net realized gains and losses.

Goodwill Goodwill represents the excess of cost of subsidiaries over GAFRI's equity in their underlying net assets. Through December 31, 2001, goodwill was being amortized over periods of 20 to 40 years. Effective January 1, 2002, GAFRI implemented Statement of Financial Accounting Standards ("SFAS") No. 142, under which goodwill is no longer amortized but is subject to an impairment test at least annually. As required under SFAS No. 142, GAFRI completed the transitional test for goodwill impairment (as of January 1, 2002) during the fourth quarter of 2002. The resulting write-down was reported by restating first quarter 2002 results for the cumulative effect of a change in accounting principle.

Reinsurance In the normal course of business, GAFRI's insurance subsidiaries cede reinsurance to other companies under various coinsurance agreements to diversify risk, limit maximum exposure and provide a source of additional capital and liquidity. Under these agreements, GAFRI pays to the reinsurer a proportionate share of the premiums, less commissions, and the reinsurer is liable for a corresponding part of all benefit payments. A substantial portion of GAFRI's life business is reinsured.

To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, GAFRI's insurance subsidiaries would remain liable. GAFRI reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with each company.

Investment in Affiliate GAFRI's investments in equity securities of companies that are 20% to 50% owned by AFG and its subsidiaries are generally carried at cost, adjusted for a proportionate share of their undistributed earnings or losses.

Due to Chiquita Brands International's announced intention to pursue a plan to restructure its public debt, GAFRI wrote down its investment in Chiquita common stock to market value at December 31, 2000. In 2001, GAFRI suspended accounting for the investment under the equity method due to the restructuring, and reclassified the investment to "equity securities." In a 2002 reorganization of Chiquita, GAFRI's ownership was reduced to less than one-half of 1%.

Insurance Acquisition Costs and Expenses Unamortized insurance acquisition costs consist of deferred policy acquisition costs ("DPAC"), net of unearned revenues, and the present value of future profits on business in force ("VOBA") of acquired insurance companies.

Insurance acquisition expenses in the income statement reflect primarily the amortization of DPAC and VOBA. In addition, certain commission costs are expensed as paid and included in insurance acquisition expenses. All other uncapitalized acquisition costs such as marketing and underwriting expenses are included in "Other Expenses."

Deferred Policy Acquisition Costs ("DPAC") DPAC (principally commissions, advertising, underwriting, policy issuance and sales expenses that vary with and are primarily related to the production of new business) is deferred to the extent that such costs are deemed recoverable.

DPAC related to annuities and universal life insurance products is deferred to the extent deemed recoverable and amortized, with interest, in relation to the present value of expected gross profits on the policies. These expected gross profits consist principally of estimated future net investment income and surrender, mortality and other life and variable annuity policy charges, less estimated future interest on policyholders' funds, policy administration expenses and death benefits in excess of account values. DPAC is reported net of unearned revenue relating to certain policy charges that represent compensation for future services. These unearned revenues are recognized as income using the same assumptions and factors used to amortize DPAC.

To the extent that realized gains and losses result in adjustments to the amortization of DPAC related to annuities, such adjustments are reflected as components of realized gains. DPAC related to annuities is also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains (losses) from securities had actually been realized. This adjustment is included in "Unrealized gains (losses) on marketable securities, net" in the stockholders' equity section of the balance sheet.

DPAC related to traditional life and health insurance is amortized over the expected premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues were estimated using the same assumptions used for computing liabilities for future policy benefits.

Life and health insurance contracts are reviewed periodically using actuarial assumptions revised based on actual and anticipated experience, to determine if there is a potential premium deficiency. If any such deficiency exists, it is recognized by a charge to income and a reduction in unamortized acquisition costs.

Present Value of Future Profits Included in insurance acquisition costs are amounts representing the present value of future profits on business in force of acquired insurance companies, which represent the portion of the costs to acquire such companies that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition.

These amounts are amortized with interest in relation to expected gross profits of the acquired policies for annuities and universal life products and in relation to the premium paying period for traditional life and health insurance products.

Annuity Benefits Accumulated Annuity receipts and benefit payments are recorded as increases or decreases in "annuity benefits accumulated" rather than as revenue and expense. Increases in this liability for interest credited are charged to expense and decreases for surrender charges are credited to other income.

Reserves for two-tier annuities (annuities with different stated account values depending on whether a policyholder annuitizes, dies or surrenders) are generally recorded at the lower-tier value plus an additional reserve for expected deaths and annuitizations ("EDAR") that require payment of the upper-tier value. The liability for EDAR is accrued for and modified using the same assumptions as used in determining DPAC and DPAC amortization.

Reserves for traditional single-tier fixed annuities are generally recorded at the stated annuitization value.

Life, Accident and Health Reserves Liabilities for future policy benefits under traditional life, accident and health policies are computed using the net level premium method. Computations are based on the original projections of investment yields, mortality, morbidity and surrenders and include provisions for unfavorable deviations. Reserves established for accident and health claims are modified as necessary to reflect actual experience and developing trends.

The liability for future policy benefits for interest sensitive life and universal life policies is equal to the sum of the accumulated fund balances under such policies.

Variable Annuity Assets and Liabilities Separate accounts related to variable annuities represent deposits invested in underlying investment funds on which GAFRI earns a fee. Investment funds are selected and may be changed only by the policyholder, who retains investment risk.

Life, Accident and Health Premiums and Benefits For traditional life, accident and health products, premiums are recognized as revenue when legally collectible from policyholders. Policy reserves have been established in a manner which allocates policy benefits and expenses on a basis consistent with the recognition of related premiums and generally results in the recognition of profits over the premium paying period of the policies.

For interest sensitive life and universal life products, premiums are recorded in a policyholder account which is reflected as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses. Surrender benefits reduce the account value. Death benefits are expensed when incurred, net of the account value.

Income Taxes GAFRI and Great American Life Insurance Company ("GALIC") have separate tax allocation agreements with American Financial Corporation ("AFC"), a subsidiary of AFG, which designate how tax payments are shared by members of the tax group. In general, both companies compute taxes on a separate return basis. GALIC is obligated to make payments to (or receive benefits from) AFC based on taxable income without regard to temporary differences. If GALIC's taxable income (computed on a statutory accounting basis) exceeds a current period net operating loss of GAFRI, the taxes payable or receivable by GALIC associated with the excess are payable to or receivable from AFC. If the AFC tax group utilizes any of GAFRI's net operating losses or deductions that originated prior to GAFRI's entering AFC's consolidated tax group, AFC will pay to GAFRI an amount equal to the benefit received. The tax allocation agreements with AFC have not impacted the recognition of income tax expense and income tax payable in GAFRI's financial statements.

Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis and are measured using enacted tax rates. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized. Current and deferred tax assets and liabilities of companies in AFC's consolidated tax group are aggregated with other amounts receivable from or payable to affiliates.

Stock-Based Compensation As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," GAFRI accounts for stock options and other stock-based compensation plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under GAFRI's stock option plan, options are granted to officers, directors, and key employees at exercise prices equal to the fair value of the shares at the dates of grant. No compensation expense is recognized for stock option grants.

The following table illustrates the effect on net income and earnings per share had compensation cost been recognized and determined for stock option awards based on the fair values at grant dates consistent with the method prescribed by SFAS No. 123. See Note J "Stockholders' Equity" for further information on stock options, including assumptions made in the calculation of proforma stock option expense.

	2002	2001	2000
Net income, as reported	$16.2	$37.2	$54.7
Pro forma stock option expense, net of tax	(1.3)	(2.0)	(2.5)
Adjusted net income	$14.9	$35.2	$52.2
Earnings per share (as reported):			
Basic	$0.38	$0.88	$1.29
Diluted	$0.38	$0.87	$1.28
Earning per share (adjusted):			
Basic	$0.35	$0.83	$1.23
Diluted	$0.35	$0.82	$1.22

Benefit Plans GAFRI provides retirement benefits to qualified employees of participating companies through the GAFRI Retirement and Savings Plan. Under the retirement fund portion of the Plan, contributions are at the discretion of the GAFRI Board of Directors and are invested primarily in GAFRI securities. Under the savings fund portion of the Plan, GAFRI matches a specific portion of employee contributions. Employees have been permitted to direct the investment of their contributions to independently managed investment funds. Matching contributions to the savings fund portion of the Plan for the year 2002 were invested in accordance with participant elections. Company contributions to the Plan are charged against earnings in the year for which they are declared.

GAFRI and certain of its subsidiaries provide certain benefits to eligible retirees. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

Derivatives Effective October 1, 2000, GAFRI implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments (including derivative instruments that are embedded in other contracts) and for hedging activities. Prior year financial statements were not restated. SFAS No. 133 generally requires that derivatives (both assets and liabilities) be recognized in the balance sheet at fair value with changes in fair value included in current income. The cumulative effect of implementing SFAS No. 133, which resulted from the initial recognition of GAFRI's derivatives at fair value, was income of $0.8 million or $0.02 per diluted share in 2000.

Derivatives are included in GAFRI's balance sheet and consist primarily of investments in common stock warrants (valued at $1.2 million and included in equity securities), the equity-based component of certain annuity products (included in annuity benefits accumulated) and related call options (included in other assets) designed to be consistent with the characteristics of the liabilities and used to mitigate the risk imbedded in those annuity products.

Earnings Per Share Basic earnings per share is calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share include the effect of the assumed exercise of dilutive common stock options.

Statement of Cash Flows For cash flow purposes, "investing activities" are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. "Financing activities" include annuity receipts, benefits and withdrawals and obtaining resources from owners and providing them with a return on their investments. All other activities are considered "operating." Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

Fair Value of Financial Instruments Methods and assumptions used in estimating fair values are described in Note Q to the financial statements. These fair values represent point-in-time estimates of value that might not be particularly relevant in predicting GAFRI's future earnings or cash flows.

C. ACQUISITION

On June 28, 2002, GAFRI's principal insurance subsidiary acquired Manhattan National Life Insurance Company ("MNL") from a subsidiary of Conseco, Inc. for $48.5 million in cash. At December 31, 2002, the Company reinsured 90% of the business in force.

D. SEGMENTS OF OPERATIONS

GAFRI's life and annuity operations offer fixed and variable annuity products and traditional life insurance products. GAFRI's annuity products are sold through managing general agents and independent agents to employees of primary and secondary educational institutions, hospitals and in the non-qualified markets. Traditional term and universal life insurance products are sold through national marketing organizations.

GAFRI's supplemental insurance businesses (United Teacher Associates Insurance Company ("UTA") and Loyal American Life Insurance Company) offer a variety of supplemental health and life products. UTA offers its products through independent agents. At December 31, 2001, Loyal reinsured a substantial portion of its life insurance business and has reduced its marketing efforts in that line of business.

GA Life of Puerto Rico ("GAPR") sells in-home life and supplemental health products through a network of company-employed agents. Sales in Puerto Rico accounted for nearly 20% of GAFRI's life, accident and health premiums in 2002.

Corporate and other consists primarily of GAFRI (parent) and AAG Holding (intermediate holding company).

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The following tables show (in millions) GAFRI's assets, revenues and operating profit by significant business segment.

Assets	2002	2001	2000
Life and annuity products	$8,283.5	$7,396.1	$6,992.3
Supplemental insurance products	801.4	731.5	719.6
GA Life of Puerto Rico	265.3	234.0	212.2
Corporate and other	12.4	38.8	51.8
Total assets per balance sheet	$9,362.6	$8,400.4	$7,975.9
Revenues			
Life and annuity products	$616.9	$574.1	$555.5
Supplemental insurance products	234.6	234.0	193.3
GA Life of Puerto Rico	71.6	64.3	58.7
Corporate and other	5.8	9.3	9.0
Total operating revenues	928.9	881.7	816.5
Realized gains (losses)	(45.7)	(51.6)	7.8
Total revenues per income statement	$883.2	$830.1	$824.3
Operating profit - pretax			
Life and annuity products	$ 96.8	$134.2	$136.7
Supplemental insurance products	11.5	2.8	(1.6)
GA Life of Puerto Rico	11.7	10.7	9.8
Litigation charges (a)	-	-	(32.5)
Corporate and other	(35.4)	(36.2)	(39.1)
Pretax earnings from operations	84.6	111.5	73.3
Realized gains (losses)	(45.7)	(51.6)	7.8
Total pretax income per income statement	$ 38.9	$ 59.9	$ 81.1

(a) Reflects litigation costs included in other expenses for "Life and annuity products" ($17.3 million) and "Supplemental insurance products" ($1.0 million); reflects litigation costs included in annuity benefits for "Life and annuity products" ($14.2 million).

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

E. INVESTMENTS

Fixed maturity investments at December 31, consisted of the following (in millions):

	2002			
	Amortized Cost	Market Value	Gross Unrealized Gains	Gross Unrealized Losses
Fixed maturities:				
U. S. Government and government agencies and authorities	$ 742.9	$ 770.3	$ 28.5	($ 1.1)
States, municipalities and political subdivisions	181.3	198.3	19.5	(2.5)
Foreign governments	43.0	45.4	2.4	-
Public utilities	573.7	583.2	23.2	(13.7)
Mortgage-backed securities	2,245.8	2,339.1	100.9	(7.6)
All other corporate	3,086.8	3,223.4	191.0	(54.4)
Redeemable preferred stocks	20.6	21.4	1.8	(1.0)
	$6,894.1	$7,181.1	$367.3	($ 80.3)

	2001			
	Amortized Cost	Market Value	Gross Unrealized Gains	Gross Unrealized Losses
Fixed maturities:				
U. S. Government and government agencies and authorities	$ 457.6	$ 467.9	$ 11.8	($ 1.5)
States, municipalities and political subdivisions	157.5	161.7	7.7	(3.5)
Foreign governments	25.5	27.3	1.8	-
Public utilities	373.0	377.5	7.2	(2.7)
Mortgage-backed securities	2,014.6	2,077.9	75.0	(11.7)
All other corporate	3,250.5	3,299.5	100.4	(51.4)
Redeemable preferred stocks	23.4	19.3	0.4	(4.5)
	$6,302.1	$6,431.1	$204.3	($ 75.3)

Gross gains and losses on fixed maturity transactions included in GAFRI's Consolidated Statement of Cash Flows consisted of the following (in millions):

	2002	2001	2000
Gross gains	$74.0	$46.3	$9.1
Gross losses	(119.2)	(95.8)	(21.9)

The table below sets forth the scheduled maturities of GAFRI's fixed maturity investments based on market value as of December 31. Asset-backed securities and other securities with sinking funds are reported at average maturity. Data based on amortized cost is generally the same. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers. Mortgage-backed securities had an average life of approximately five and one-fourth years at December 31, 2002 compared to four and one-half years at December 31, 2001.

Maturity	2002	2001
One year or less	6%	5%
After one year through five years	21	22
After five years through ten years	28	25
After ten years	13	16
	68	68
Mortgage-backed securities	32	32
	100%	100%

Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility in reaction to changes in interest rates, and general market factors and risks associated with reinvestment of proceeds due to prepayments or redemptions in a period of declining interest rates.

At December 31, 2002, GAFRI had no single investment in excess of 10% of stockholders' equity except for certain investments guaranteed by the U.S. Government or government agencies.

Realized gains (losses) and changes in unrealized appreciation (depreciation) on fixed maturity, equity security and other investments are summarized as follows (in millions):

	Fixed Maturities	Equity Securities	Other	Tax Effects	Total
2002					
Realized	($ 45.2)	($ 0.7)	$0.2	$16.0	($ 29.7)
Change in unrealized	158.0	5.3	-	(55.6)	107.7
2001					
Realized	($ 49.5)	($ 0.8)	($1.3)	$18.1	($ 33.5)
Change in unrealized	99.9	(16.2)	-	(29.2)	54.5
2000					
Realized	($ 12.8)	$20.8	($0.2)	($ 2.7)	$ 5.1
Change in unrealized	155.6	8.7	-	(56.0)	108.3

Major categories of net investment income were as follows (in millions):

	2002	2001	2000
Fixed maturities*	$529.5	$505.6	$491.5
Other	2.8	2.9	6.8
Total investment income	532.3	508.5	498.3
Investment expenses	(4.5)	(2.0)	(2.6)
Net investment income	$527.8	$506.5	$495.7

* Includes income on fixed maturities, mortgage loans, policy loans and short-term investments.

GAFRI's investment portfolio is managed by a subsidiary of AFG. Investment expenses included investment management charges related to this subsidiary amounting to $3.3 million in 2002, $1.4 million in 2001 and $1.6 million in 2000.

F. GOODWILL

Effective January 1, 2002, goodwill is no longer amortized but is subject to annual impairment testing under a two step process. Under the first step, an entity's net assets are classified by reporting units and compared to their fair value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second quarter of 2002, GAFRI completed the first step of its transitional impairment test and identified potential impairment of goodwill in its life and annuity and supplemental insurance segments. The second step of the impairment test, measuring the amount of impairment loss, was completed in the fourth quarter with a resulting $17.7 million after tax ($0.41 per share) impairment charge reported by restating first quarter 2002 results for the cumulative effect of a change in accounting principle.

If the goodwill amortization of $1.8 million ($0.04 per share) in each of the years 2001 and 2000, had not been expensed, net earnings for those periods would have been $38.8 million ($0.91 per share) and $56.3 million ($1.32 per share), respectively.

Changes in the carrying value of goodwill during 2002, by reporting segment, are presented in the following table (in millions):

	Life and Annuity	Supplemental Insurance	Total
Balance December 31, 2001	$26.9	$13.5	$40.4
Additions	1.5	-	1.5
Transitional impairment charge	(12.1)*	(9.1)	(21.2)
Balance December 31, 2002	$16.3	$ 4.4	$20.7

* Relates primarily to wholly-owned insurance agency subsidiary.

The impairment charge recorded in 2002 was primarily related to a decrease in estimated future earnings based upon lower forecasted new business sales over the next few years. The fair value was estimated using the expected present value of future cash flows.

G. UNAMORTIZED INSURANCE ACQUISITION COSTS

Unamortized insurance acquisition costs consisted of the following at December 31, (in millions):

	2002	2001
Deferred policy acquisition costs	$647.8	$621.0
Present value of future profits acquired	66.8	71.2
Unearned revenues	(123.6)	(136.1)
	$591.0	$556.1

A progression of GAFRI's present value of future profits acquired ("PVFP") is as follows (in millions):

	2002	2001	2000
Beginning balance	$71.2	$93.4	$115.1
Addition due to acquisitions	15.2	-	-
Interest accrued	5.2	6.7	8.3
Amortization	(17.0)	(15.9)	(19.0)
Other (a)	(7.8)	(13.0)	(11.0)
	$66.8	$71.2	$ 93.4

	2002	2001
PVFP gross (original) carrying amount	$124.1	$116.7
Accumulated amortization	(57.3)	(45.5)
	$ 66.8	$ 71.2

(a) 2002 amount primarily reflects reinsurance ceding of 90% of Manhattan's life business; 2001 amount primarily reflects reinsurance ceding of 80% of Loyal's life business; 2000 amount relates to purchase accounting adjustment for subsidiary acquired.

The interest accrual rates used range primarily from 5% to 7%. During each of the next five years, the PVFP is expected to decrease at a rate of approximately 13% of the balance at the beginning of each respective year.

H. NOTES PAYABLE

Notes payable consisted of the following at December 31, (in millions):

	2002	2001
Direct obligations of GAFRI	$ 1.7	$ 1.9
Obligations of AAG Holding (guaranteed by GAFRI):		
6-7/8% Senior Notes due 2008	100.0	100.0
Bank Credit Line	148.6	121.1
Total	$250.3	$223.0

In January 2001, AAG Holding replaced its existing bank line with a $155 million unsecured credit agreement. Loans under the credit agreement mature on December 31, 2004. At December 31, 2002 and 2001, the weighted-average interest rates on amounts borrowed under its credit line were 2.18% and 2.88%, respectively.

At December 31, 2002, scheduled principal payments on debt for the subsequent five years were as follows (in millions):

2003	2004	2005	2006	2007
$0.2	$148.8	$0.2	$0.2	$0.1

Cash interest payments were $10.2 million in 2002, $9.9 million in 2001 and $13.2 million in 2000.

I. MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS

Wholly-owned subsidiary trusts of GAFRI issued preferred securities and, in turn, purchased a like amount of subordinated debt which provides interest and principal payments to fund the trusts' obligations. The preferred securities are mandatorily redeemable upon maturity or redemption of the subordinated debt. GAFRI effectively provides an unconditional guarantee of the trusts' obligations. The preferred securities consisted of the following:

Date of Issuance	Issue (Maturity Date)	12/31/02	12/31/01	Optional Redemption Dates
November 1996	9-1/4% TOPrS (2026)	$72,912,500	$72,912,500	Currently redeemable
March 1997	8-7/8% Pfd (2027)	70,000,000	70,000,000	On or after 3/1/2007

Cash payments with respect to the preferred securities were $13.0 million and $18.4 million in 2002 and 2001, respectively.

J. STOCKHOLDERS' EQUITY

The Company is authorized to issue 25,000,000 shares of Preferred Stock, par value $1.00 per share.

GAFRI's dividend paying capability is limited by certain customary debt covenants to amounts based on cumulative earnings and losses, debt ratios and other items.

The change in net unrealized gains on marketable securities included the following (in millions):

	2002			2001			2000		
	Pretax	Taxes	Net	Pretax	Taxes	Net	Pretax	Taxes	Net
Unrealized holding gains on securities arising during the period	$ 90.6	($30.1)	$60.5	$12.3	($ 4.2)	$ 8.1	$154.7	($52.6)	$102.1
Adoption of EITF 99-20	-	-	-	8.4	(2.9)	5.5	-	-	-
Realized losses (gains) on securities	45.7	(16.0)	29.7	49.8	(17.5)	32.3	(8.1)	2.8	(5.3)
Change in net unrealized gains on marketable securities	$136.3	($46.1)	$90.2	$70.5	($24.6)	$45.9	$146.6	($49.8)	$ 96.8

At December 31, 2002, there were 4.5 million shares of GAFRI Common Stock reserved for issuance under GAFRI's stock option plans for employees and directors. Under these plans, the exercise price of each option equals the market price of GAFRI Common Stock at the date of grant. Options generally become exercisable at the rate of 20% per year commencing one year after grant. All options expire ten years after the date of grant.

Data for GAFRI's Stock Option Plan is presented below:

	2002		2001		2000	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Outstanding at beginning of year	3,139,159	$16.83	2,869,462	$16.56	2,521,115	$17.10
Granted	487,752	$17.47	576,500	$17.96	650,000	$15.15
Forfeited	(149,200)	$18.76	(237,477)	$17.34	(236,100)	$19.32
Exercised	(212,526)	$13.37	(69,326)	$13.51	(65,553)	$13.43
Outstanding at end of year	3,265,185	$17.06	3,139,159	$16.83	2,869,462	$16.56
Options exercisable at year-end	1,952,654	$16.72	1,821,727	$16.03	1,454,695	$15.83

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Average Exercise Price	Average Remaining Life	Shares	Average Exercise Price
$13.25 - $15.00	1,462,709	$13.95	5.0 years	1,182,029	$13.71
$15.01 - $18.00	1,018,299	$17.67	8.7 years	120,800	$17.79
$18.01 - $21.00	37,203	$19.74	6.8 years	21,041	$20.43
$21.01 - $24.38	746,974	$22.19	5.7 years	628,784	$22.06

No compensation cost has been recognized for stock option grants. The weighted-average fair value per option granted was $6.09, $6.21 and $5.88 in 2002, 2001 and 2000, respectively.

For SFAS No. 123 purposes, calculations were determined using the Black-Scholes option pricing model and the following assumptions:

	2002	2001	2000
Dividend yield	<1%	<1%	<1%
Expected volatility	20%	20%	20%
Expected life (years)	7.5	7.5	7.5
Risk free interest rates:			
Low	4.4%	4.8%	6.1%
High	5.1%	5.1%	6.4%

K. INCOME TAXES

The following is a reconciliation of income taxes at the statutory rate of 35% and income taxes as shown in the Consolidated Income Statement (in millions).

	2002	2001	2000
Earnings before income taxes:			
Operating	$38.9	$59.9	$81.1
Equity in losses of affiliate	-	-	(9.5)
Cumulative effect of accounting changes	(21.2)	(8.4)	1.2
Earnings before income taxes	$17.7	$51.5	$72.8
Tax computed at statutory rate	$ 6.2	$18.0	$25.5
Effect of:			
NOL utilization	(3.3)	-	(7.0)
Foreign operations	(4.6)	(3.3)	-
Goodwill	3.9	-	-
Other, net	(0.7)	(0.4)	(0.4)
Total provision (all current)	1.5	14.3	18.1
Amounts applicable to losses of affiliate	-	-	3.3
Amounts applicable to accounting changes	3.5	2.9	(0.4)
Provision for income tax as shown in Consolidated Income Statement	$ 5.0	$17.2	$21.0

Included in its consolidated tax provision is tax expense of $0.4 million and $3.4 million in 2001 and 2000, respectively, related to GAFRI's operations in Puerto Rico.

The significant components of deferred tax assets and liabilities, excluding the effects of unrealized gains and losses on marketable securities, included in the Consolidated Balance Sheet were as follows (in millions):

	December 31,	
	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$4.0	$29.2
Accrued expenses	16.7	16.6
Investment securities	74.2	71.2
Policyholder liabilities	12.7	1.4
Capitalized assets	9.2	9.1
Valuation allowance for deferred tax assets	-	(20.4)
Deferred tax liabilities:		
Unamortized insurance acquisition costs	(172.3)	(160.4)

At December 31, 2002, GAFRI had net operating loss carryforwards for federal income tax purposes of approximately $11 million which are scheduled to expire primarily in 2004 and 2005.

L. LEASES

Future minimum lease payments, net of sublease revenues, under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2002 are payable as follows: 2003 - $6.7 million; 2004 - $7.8 million; 2005 - $3.8 million; 2006 - $2.9 million; 2007 - $1.7 million; 2008 and beyond - $0.4 million. In addition, GAFRI has 99-year land leases (approximately 94 years remaining) at one of its real estate properties. Minimum lease payments under these leases are expected to be approximately $90,000 in 2003 and are adjusted annually for inflation.

Rental expense for operating leases, net of sublease revenues, was $7.0 million in 2002, $5.5 million in 2001 and $6.0 million in 2000.

M. EARNINGS PER SHARE

The number of common shares outstanding used in calculating diluted earnings per share in 2002 include 0.3 million shares while 2001 and 2000 include 0.4 million shares, for the effect of the assumed exercise of GAFRI's stock options.

N. INVESTMENT IN AFFILIATE

Prior to Chiquita's March 2002 restructuring, GAFRI owned 2.7 million shares (3% as of December 31, 2001) of Chiquita Common Stock. At that time, AFG and its other subsidiaries owned an additional 28% interest in the common stock of Chiquita. As a result of the restructuring, GAFRI received approximately 19,000 "new" shares in the reorganized company (less than one-half of 1%) plus warrants expiring in 2009 to purchase approximately 318,000 additional shares at $19.23 per share. Chiquita reported net losses attributable to common shares of $112 million in 2000.

O. CONTINGENCIES

The Company is continuing its clean-up activities at certain of its former manufacturing operations and third-party sites, in some cases in accordance with consent agreements with federal and state environmental agencies. Changes in regulatory standards and further investigations could affect estimated costs in the future. At December 31, 2002, based on prior costs and discussions with independent environmental consultants, the Company believes the remaining aggregate cost of environmental work at all sites for which it has responsibility will range from $6.6 million to $23 million. A significant portion of the known environmental costs are associated with long term remediation and monitoring. It's currently anticipated that such costs will be incurred over the next ten years. Management believes that reserves recorded are sufficient to satisfy the known liabilities and that the ultimate cost will not, individually, or in the aggregate, have a material adverse effect on the financial condition or results of operations of GAFRI.

P. STATUTORY INFORMATION; RESTRICTIONS ON TRANSFERS OF FUNDS AND ASSETS OF SUBSIDIARIES

Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Certain statutory amounts for GALIC, GAFRI's primary insurance subsidiary, were as follows (in millions):

	2002	2001	2000
Capital and surplus	$418.6	$388.4	$362.5
Asset valuation reserve	61.2	76.9	75.6
Interest maintenance reserve	26.0	11.0	3.3
Pretax income from operations	$ 60.3	$131.5	$ 78.0
Net income from operations	46.3	97.6	55.2
Net income (loss)	(23.6)	25.2	52.1

In January 2001, GAFRI's insurance subsidiaries adopted the codification of statutory accounting principles. The cumulative effect of these changes at adoption was not material.

Dividends, which can be paid by GAFRI's insurance subsidiaries without prior approval of regulatory authorities, are subject to restrictions relating to capital and surplus and statutory net income. Based on capital and surplus at December 31, 2002, GALIC and GAPR may pay $41.9 million and $25.8 million, respectively, in dividends in 2003 without prior approval. In 2002, GALIC paid $23.0 million in dividends and GAPR paid $2.5 million in dividends. Also in 2002, GAFRI made capital contributions to GALIC of $34.0 million.

Securities owned by insurance subsidiaries having a carrying value of $109 million at December 31, 2002, were on deposit as required by regulatory authorities.

Q. ADDITIONAL INFORMATION

Related Party Transactions GAFRI had extended a line of credit in 1996 with a company owned by AFG and brothers of GAFRI's Chairman. Under the agreement, this company could borrow up to $8 million at 13%. At December 31, 2001, $6.4 million was due under the credit line. In September 2002, the company was sold to a third party and GAFRI's line of credit was repaid and terminated.

In September 2000, GAFRI's minority ownership in a company engaged in the production of ethanol was repurchased by that company for $7.5 million in cash and $21.9 million liquidation value of non-voting redeemable preferred stock. GAFRI recorded a pretax gain of $27.2 million on the transaction. Following the repurchase, GAFRI's Chairman beneficially owned 100% of the ethanol company. In December 2000, the ethanol company retired $3 million of the preferred stock at liquidation value plus accrued dividends and issued an $18.9 million subordinated note in exchange for the remaining preferred stock. The outstanding balance of the subordinated note at December 31, 2002, was $11.9 million. The subordinated note bears interest at 12-1/4% with scheduled repayments through 2005. The ethanol company also owes GAFRI $4.0 million under a subordinated note bearing interest at 14%.

Other income includes approximately $0.4 million in 2001 and approximately $1 million in 2000, of payments from a subsidiary of AFG for the rental of an office building owned by GALIC. This building was sold in 2001 to an unaffiliated party.

In order to take advantage of operational efficiencies, GAFRI shares certain IT services with AFG. GAFRI made approximately $3 million and $7 million in payments to AFG for such services in 2002 and 2001, respectively.

Fair Value of Financial Instruments The following table shows the carrying value and estimated fair value of GAFRI's financial instruments at December 31 (in millions):

	2002		2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets				
Fixed maturity investments	$7,181.1	$7,181.1	$6,431.1	$6,431.1
Equity securities	73.5	73.5	59.0	59.0
Liabilities				
Annuity benefits accumulated	$6,453.9	$6,284.4	$5,832.1	$5,658.6
Notes payable	250.3	240.3	223.0	216.3
Trust preferred securities	$ 142.9	$ 140.6	$ 142.9	$ 143.4
Stockholders' equity	$ 851.9	$ 730.3	$ 748.8	$ 794.1

When available, fair values are based on prices quoted in the most active market for each security, including GAFRI Common Stock. If quoted prices are not available, fair value is estimated based on present values, discounted cash flows, fair value of comparable securities or similar methods. The fair value of short-term investments, mortgage loans on real estate and policy loans approximate their carrying value. The fair value of the liability for annuities in the payout phase is assumed to be the present value of the anticipated cash flows, discounted at current interest rates. Fair value of annuities in the accumulation phase is assumed to be the policyholders' cash surrender amount. Fair value of stockholders' equity is based on the quoted market price of GAFRI's Common Stock.

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Unrealized Gains on Marketable Securities, Net In addition to adjusting equity securities considered available for sale to fair value, SFAS 115 requires that certain other balance sheet amounts be adjusted to the extent that unrealized gains and losses from securities would result in adjustments had these gains or losses actually been realized. The components of the Consolidated Balance Sheet caption "Unrealized gains on marketable securities, net" in stockholders' equity are summarized as follows (in millions):

	Unadjusted Asset (Liability)	Effect of SFAS 115	Adjusted Asset (Liability)
2002			
Fixed maturities	$6,894.1	$287.0	$7,181.1
Equity securities	47.0	26.5	73.5
Unamortized insurance acquisition costs, net	622.0	(31.0)	591.0
Annuity benefits accumulated	(6,444.7)	(9.2)	(6,453.9)
Deferred taxes on unrealized gains	-	(93.3)	(93.3)
Unrealized gains		$180.0	
2001			
Fixed maturities	$6,302.1	$129.0	$6,431.1
Equity securities	37.8	21.2	59.0
Unamortized insurance acquisition costs, net	565.1	(9.0)	556.1
Annuity benefits accumulated	(5,827.9)	(4.2)	(5,832.1)
Deferred taxes on unrealized losses	-	(47.2)	(47.2)
Unrealized gains		$ 89.8	

Pension Plan The Company has a defined benefit pension plan (the "Plan") covering former U.S. employees of its discontinued manufacturing operations. Amounts included in GAFRI's financial statements related to the Plan are immaterial. Pension benefits are based upon past service with the Company and compensation levels. Contributions are made by the Company in amounts necessary to satisfy requirements of ERISA.

Accident and Health Reserves The following table provides an analysis of changes in the liability for unpaid claims included in GAFRI's accident and health reserves over the past three years on a GAAP basis (in millions):

	2002	2001	2000
Balance at beginning of period	$ 96.6	$110.2	$ 73.9
Provision for benefits occurring in the current year	134.1	134.7	103.4
Net increase (decrease) in provision for benefits of prior years (a)	(5.2)	0.9	1.6
Total benefits incurred	128.9	135.6	105.0
Payments for losses of:			
Current year	(90.6)	(91.3)	(52.9)
Prior years	(45.6)	(61.3)	(31.1)
Total payments	(136.2)	(152.6)	(84.0)
Reserves of businesses acquired	0.1	3.4	15.3
Gross unpaid accident and health claims included in life, accident and health reserves in the Balance Sheet	$ 89.4	$ 96.6	$110.2

(a) The decrease in the provision for benefits of prior years for 2002 is due primarily to better than expected results in the medicare supplement line of business.

Reinsurance The Company has reinsured approximately $29 billion and $13 billion in face amount of life insurance as of December 31, 2002 and 2001, respectively. Life premiums ceded were $61 million, $49 million and $43 million for 2002, 2001 and 2000, respectively.

Condensed Consolidating Information GAFRI has guaranteed all of the outstanding debt of AAG Holding and the preferred securities of the Trusts. Condensed consolidating financial statements for GAFRI are as follows:

CONDENSED CONSOLIDATING BALANCE SHEET
(In millions)

DECEMBER 31, 2002	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Assets						
Cash and investments	$ 3.5	$ -	$ -	$7,967.3	($ 1.6)	$7,969.2
Investment in subsidiaries	801.1	1,193.4	-	0.9	(1,995.4)	-
Notes receivable from AAG Holding	102.4	-	154.6	-	(257.0)	-
Unamortized insurance acquisition costs, net	-	-	-	591.0	-	591.0
Other assets	18.3	1.4	4.7	287.9	35.0	347.3
Variable annuity assets (separate accounts)	-	-	-	455.1	-	455.1
	$925.3	$1,194.8	$159.3	$9,302.2	($2,219.0)	$9,362.6
Liabilities and Capital						
Insurance liabilities	$ -	$ -	$ -	$7,361.8	($ 5.5)	$7,356.3
Notes payable to GAFRI	-	102.4	-	0.1	(102.5)	-
Notes payable to Trusts	-	154.6	-	-	(154.6)	-
Other notes payable	1.7	248.6	-	-	-	250.3
Other liabilities	71.7	7.4	4.7	231.3	(9.0)	306.1
Variable annuity liabilities (separate accounts)	-	-	-	455.1	-	455.1
	73.4	513.0	4.7	8,048.3	(271.6)	8,367.8
Mandatorily redeemable preferred securities of subsidiary trusts	-	-	150.0	-	(7.1)	142.9
Total stockholders' equity	851.9	681.8	4.6	1,253.9	(1,940.3)	851.9
	$925.3	$1,194.8	$159.3	$9,302.2	($2,219.0)	$9,362.6

DECEMBER 31, 2001	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Assets						
Cash and investments	$ 11.4	$ -	$ -	$6,956.8	($ 1.7)	$6,966.5
Investment in subsidiaries	689.1	1,080.6	-	1.9	(1,771.6)	-
Notes receivable from AAG Holding	102.4	-	154.6	-	(257.0)	-
Unamortized insurance acquisition costs, net	-	-	-	556.1	-	556.1
Other assets	17.2	1.4	4.7	282.2	42.7	348.2
Variable annuity assets (separate accounts)	-	-	-	529.6	-	529.6
	$820.1	$1,082.0	$159.3	$8,326.6	($1,987.6)	$8,400.4
Liabilities and Capital						
Insurance liabilities	$ -	$ -	$ -	$6,475.3	($ 4.7)	$6,470.6
Notes payable to GAFRI	-	102.4	-	0.1	(102.5)	-
Notes payable to Trusts	-	154.6	-	-	(154.6)	-
Other notes payable	1.9	221.1	-	-	-	223.0
Other liabilities	69.4	10.8	4.7	209.4	(8.8)	285.5
Variable annuity liabilities (separate accounts)	-	-	-	529.6	-	529.6
	71.3	488.9	4.7	7,214.4	(270.6)	7,508.7
Mandatorily redeemable preferred securities of subsidiary trusts	-	-	150.0	-	(7.1)	142.9
Total stockholders' equity	748.8	593.1	4.6	1,112.2	(1,709.9)	748.8
	$820.1	$1,082.0	$159.3	$8,326.6	($1,987.6)	$8,400.4

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
(In millions)

YEAR ENDED DECEMBER 31, 2002	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Revenues:						
Life, accident and health premiums	$ -	$ -	$ -	$305.7	$ -	$305.7
Net investment income and other revenue	21.1	-	-	575.4	(19.0)	577.5
Interest income on AAG Holding notes	-	-	14.0	-	(14.0)	-
Equity in earnings of subsidiaries	27.4	61.7	-	-	(89.1)	-
	48.5	61.7	14.0	881.1	(122.1)	883.2
Costs and Expenses:						
Insurance benefits and expenses	-	-	-	660.8	-	660.8
Interest expense on AAG Holding notes	-	14.0	-	-	(14.0)	-
Other interest and debt expenses	0.1	20.4	-	-	3.3	23.8
Other expenses	9.5	9.7	-	148.9	(8.4)	159.7
	9.6	44.1	-	809.7	(19.1)	844.3
Earnings before income taxes	38.9	17.6	14.0	71.4	(103.0)	38.9
Provision for income taxes	5.0	5.5	-	18.3	(23.8)	5.0
Net operating earnings	33.9	12.1	14.0	53.1	(79.2)	33.9
Accounting change, net	(17.7)	-	-	(17.7)	17.7	(17.7)
Net income	$16.2	$12.1	$14.0	$ 35.4	($ 61.5)	$ 16.2

YEAR ENDED DECEMBER 31, 2001	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Revenues:						
Life, accident and health premiums	$ -	$ -	$ -	$280.1	$ -	$280.1
Net investment income and other revenue	25.6	-	-	544.6	(20.2)	550.0
Interest income on AAG Holding notes	-	-	18.2	-	(18.2)	-
Equity in earnings of subsidiaries	51.7	89.0	-	-	(140.7)	-
	77.3	89.0	18.2	824.7	(179.1)	830.1
Costs and Expenses:						
Insurance benefits and expenses	-	-	-	587.0	-	587.0
Interest expense on AAG Holding notes	-	18.2	-	-	(18.2)	-
Other interest and debt expenses	0.1	20.4	-	0.1	7.3	27.9
Other expenses	17.3	8.8	-	139.0	(9.8)	155.3
	17.4	47.4	-	726.1	(20.7)	770.2
Earnings before income taxes	59.9	41.6	18.2	98.6	(158.4)	59.9
Provision for income taxes	17.2	13.9	-	28.8	(42.7)	17.2
Net operating earnings	42.7	27.7	18.2	69.8	(115.7)	42.7
Accounting change, net	(5.5)	-	-	(5.5)	5.5	(5.5)
Net income	$37.2	$27.7	$18.2	$ 64.3	($110.2)	$ 37.2

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
(In millions)

YEAR ENDED DECEMBER 31, 2000	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Revenues:						
Life, accident and health premiums	$ -	$ -	$ -	$230.4	$ -	$230.4
Net investment income and other revenue	58.9	-	-	557.2	(22.2)	593.9
Interest income on AAG Holding notes	-	-	19.6	-	(19.6)	-
Equity in earnings of subsidiaries	41.2	85.7	-	-	(126.9)	-
	100.1	85.7	19.6	787.6	(168.7)	824.3
Costs and Expenses:						
Insurance benefits and expenses	-	-	-	530.6	-	530.6
Interest expense on AAG Holding notes	-	19.6	-	-	(19.6)	-
Other interest and debt expenses	0.1	23.4	-	0.1	8.6	32.2
Other expenses	18.9	13.9	-	159.7	(12.1)	180.4
	19.0	56.9	-	690.4	(23.1)	743.2
Earnings before income taxes	81.1	28.8	19.6	97.2	(145.6)	81.1
Provision for income taxes	21.0	9.3	-	30.5	(39.8)	21.0
Net operating earnings	60.1	19.5	19.6	66.7	(105.8)	60.1
Equity in losses of affiliate, net	(6.2)	-	-	-	-	(6.2)
Income before accounting change	53.9	19.5	19.6	66.7	(105.8)	53.9
Accounting change, net	0.8	-	-	0.8	(0.8)	0.8
Net income	$ 54.7	$19.5	$19.6	$ 67.5	($106.6)	$ 54.7

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
(In millions)

	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Cash Flows from Operating Activities:						
Net income	$16.2	$12.1	$14.0	$ 35.4	($ 61.5)	$ 16.2
Adjustments:						
Cumulative effect of accounting change	17.7	-	-	17.7	(17.7)	17.7
Equity in net earnings of subsidiaries	(29.0)	(42.2)	-	-	71.2	-
Increase in life, accident and health reserves	-	-	-	70.0	-	70.0
Benefits to annuity policyholders	-	-	-	301.0	-	301.0
Amortization of insurance acquisition costs	-	-	-	114.5	-	114.5
Depreciation and amortization	0.1	0.3	-	16.4	-	16.8
Realized losses	0.1	-	-	45.6	-	45.7
Increase in insurance acquisition costs	-	-	-	(170.2)	-	(170.2)
Increase in other assets	(1.0)	-	-	(23.3)	-	(24.3)
Increase (decrease) in other liabilities	5.1	-	-	(54.3)	-	(49.2)
Increase (decrease) in payable to affiliates, net	(2.7)	-	-	(27.1)	-	(29.8)
Capital contribution from parent (to subsidiary)	(59.0)	25.0	-	34.0	-	-
Dividends from subsidiaries (to parent)	47.7	(22.2)	-	(25.5)	-	-
Other, net	0.9	(0.5)	-	11.6	(6.0)	6.0
	(3.9)	(27.5)	14.0	345.8	(14.0)	314.4
Cash Flows from Investing Activities:						
Purchases of investments and other assets	(0.3)	-	-	(3,904.9)	-	(3,905.2)
Maturities and redemptions of fixed investments	6.4	-	-	1,282.9	-	1,289.3
Sales of investments and other assets	2.3	-	-	2,200.2	-	2,202.5
Purchase of subsidiary	-	-	-	(43.6)	-	(43.6)
Decrease in policy loans	-	-	-	4.5	-	4.5
	8.4	-	-	(460.9)	-	(452.5)
Cash Flows from Financing Activities:						
Fixed annuity receipts	-	-	-	874.5	-	874.5
Annuity surrenders, benefits and withdrawals	-	-	-	(549.9)	-	(549.9)
Net transfers from variable annuity assets	-	-	-	20.8	-	20.8
Additions to notes payable	-	27.5	-	-	-	27.5
Reductions of notes payable	(0.2)	-	-	-	-	(0.2)
Issuance of Common Stock	2.6	-	-	-	-	2.6
Retirement of Common Stock	(1.6)	-	-	-	-	(1.6)
Trust dividend requirements	-	-	(14.0)	-	14.0	-
Cash dividends paid	(4.3)	-	-	-	-	(4.3)
	(3.5)	27.5	(14.0)	345.4	14.0	369.4
Net increase in cash and short-term investments	1.0	-	-	230.3	-	231.3
Beginning cash and short-term investments	0.9	-	-	170.0	-	170.9
Ending cash and short-term investments	$ 1.9	$ -	$ -	$ 400.3	$ -	$ 402.2

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
(In millions)

	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Cash Flows from Operating Activities:						
Net income	$ 37.2	$ 27.7	$18.2	$ 64.3	($110.2)	$ 37.2
Adjustments:						
Cumulative effect of accounting change	5.5	-	-	5.5	(5.5)	5.5
Equity in net earnings of subsidiaries	(37.5)	(60.2)	-	-	97.7	-
Increase in life, accident and health reserves	-	-	-	58.0	-	58.0
Benefits to annuity policyholders	-	-	-	294.7	-	294.7
Amortization of insurance acquisition costs	-	-	-	79.3	-	79.3
Depreciation and amortization	0.7	4.9	-	6.8	-	12.4
Realized losses	3.3	-	-	48.3	-	51.6
Increase in insurance acquisition costs	-	-	-	(137.7)	-	(137.7)
Decrease (increase) in other assets	9.3	-	-	(48.1)	-	(38.8)
Increase (decrease) in other liabilities	1.5	-	-	(11.2)	-	(9.7)
Increase (decrease) in payable to affiliates, net	(1.6)	-	-	15.0	-	13.4
Capital contribution from parent (to subsidiary)	(150.6)	123.1	-	27.5	-	-
Dividends from subsidiaries (to parent)	129.9	(111.9)	-	(18.0)	-	-
Other, net	0.9	18.8	-	(36.8)	1.3	(15.8)
	(1.4)	2.4	18.2	347.6	(16.7)	350.1
Cash Flows from Investing Activities:						
Purchases of investments and other assets	(6.4)	-	-	(1,731.4)	-	(1,737.8)
Maturities and redemptions of fixed investments	-	-	-	582.0	-	582.0
Sales of investments and other assets	7.7	-	-	893.0	-	900.7
Decrease in intercompany notes receivable	1.5	-	-	-	(1.5)	-
Decrease in policy loans	-	-	-	2.2	-	2.2
	2.8	-	-	(254.2)	(1.5)	(252.9)
Cash Flows from Financing Activities:						
Fixed annuity receipts	-	-	-	616.6	-	616.6
Annuity surrenders, benefits and withdrawals	-	-	-	(622.5)	-	(622.5)
Net transfers to variable annuity assets	-	-	-	(0.4)	-	(0.4)
Additions to notes payable	0.1	87.4	-	-	-	87.5
Reductions of notes payable	(0.2)	(14.8)	-	(1.4)	-	(16.4)
Issuance of Common Stock	1.4	-	-	-	-	1.4
Retirement of Common Stock	(0.8)	-	-	-	-	(0.8)
Repurchase of trust preferred securities	-	(75.0)	-	-	-	(75.0)
Trust dividend requirements	-	-	(18.2)	-	18.2	-
Cash dividends paid	(4.2)	-	-	-	-	(4.2)
	(3.7)	(2.4)	(18.2)	(7.7)	18.2	(13.8)
Net increase (decrease) in cash and short-term investments	(2.3)	-	-	85.7	-	83.4
Beginning cash and short-term investments	3.2	-	-	84.3	-	87.5
Ending cash and short-term investments	$ 0.9	$ -	$ -	$ 170.0	$ -	$ 170.9

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2000
(In millions)

	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Cash Flows from Operating Activities:						
Net income	$ 54.7	$ 19.5	$19.6	$ 67.5	($106.6)	$ 54.7
Adjustments:						
Cumulative effect of accounting change	(0.8)	-	-	(0.8)	0.8	(0.8)
Equity in net (earnings) losses of subsidiaries and affiliates	(18.7)	(59.2)	-	-	84.1	6.2
Increase in life, accident and health reserves	-	-	-	78.8	-	78.8
Benefits to annuity policyholders	-	-	-	293.1	-	293.1
Amortization of insurance acquisition costs	-	-	-	62.3	-	62.3
Depreciation and amortization	0.9	7.8	-	(2.0)	-	6.7
Realized (gains) losses (a)	(27.6)	-	-	19.8	-	(7.8)
Increase in insurance acquisition costs	-	-	-	(146.7)	-	(146.7)
Increase in other assets	(5.0)	-	-	(30.0)	-	(35.0)
Increase in other liabilities	3.4	-	-	10.1	-	13.5
Increase in payable to affiliates, net	6.7	-	-	12.2	-	18.9
Capital contribution from parent (to subsidiary)	(103.5)	96.5	-	7.0	-	-
Dividends from subsidiaries (to parent)	42.6	(2.6)	-	(40.0)	-	-
Other, net	1.0	(62.0)	-	8.3	22.2	(30.5)
	(46.3)	-	19.6	339.6	0.5	313.4
Cash Flows from Investing Activities:						
Purchases of investments and other assets	(2.5)	-	-	(818.1)	-	(820.6)
Maturities and redemptions of fixed investments	0.6	-	-	391.8	-	392.4
Sales of investments and other assets	56.3	-	-	385.0	(20.4)	420.9
Decrease in intercompany notes receivable	(0.3)	-	-	-	0.3	-
Decrease in policy loans	-	-	-	3.7	-	3.7
	54.1	-	-	(37.6)	(20.1)	(3.6)
Cash Flows from Financing Activities:						
Fixed annuity receipts	-	-	-	496.8	-	496.8
Annuity surrenders, benefits and withdrawals	-	-	-	(731.9)	-	(731.9)
Net transfers to variable annuity assets	-	-	-	(50.5)	-	(50.5)
Additions to notes payable	0.1	-	-	9.5	-	9.6
Reductions of notes payable	(0.3)	-	-	(58.7)	-	(59.0)
Issuance of Common Stock	1.1	-	-	-	-	1.1
Retirement of Common Stock	(2.4)	-	-	-	-	(2.4)
Repurchase of trust preferred securities	-	-	-	(1.4)	-	(1.4)
Trust dividend requirements	-	-	(19.6)	-	19.6	-
Cash dividends paid	(4.2)	-	-	-	-	(4.2)
	(5.7)	-	(19.6)	(336.2)	19.6	(341.9)
Net increase (decrease) in cash and short-term investments	2.1	-	-	(34.2)	-	(32.1)
Beginning cash and short-term investments	1.1	-	-	118.5	-	119.6
Ending cash and short-term investments	$ 3.2	$ -	$ -	$ 84.3	$ -	$ 87.5

(a) Included in the GAFRI column is a ($27.2) million gain on the redemption of minority ownership by related party.

R. QUARTERLY FINANCIAL DATA (Unaudited)

Quarterly results necessarily rely heavily on estimates. These estimates and certain other factors, such as the seasonal nature of the Company's hotel operations and the discretionary sales of assets, cause the quarterly results not to be necessarily indicative of results for longer periods of time. The following table represents quarterly results of operations for the years ended December 31, 2002 and 2001 (in millions, except per share data).

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Realized gains (losses)	($ 9.6)	($ 20.6)	($ 21.4)	$ 5.9	($ 45.7)
Total revenues	213.6	204.2	221.7	243.7	883.2
Income before accounting changes	11.4	7.9	2.0	12.6	33.9
Accounting changes	(17.7)	-	-	-	(17.7)
Net income (loss)	(6.3)	7.9	2.0	12.6	16.2
Basic earnings (loss) per common share:					
Income before accounting changes	$ 0.27	$ 0.19	$ 0.05	$ 0.30	$ 0.80
Accounting changes	(0.42)	-	-	-	(0.42)
Net income (loss)	$(0.15)	$ 0.19	$ 0.05	$ 0.30	$ 0.38
Diluted earnings (loss) per common share:					
Income before accounting changes	$ 0.27	$ 0.18	$ 0.05	$ 0.29	$ 0.79
Accounting changes	(0.41)	-	-	-	(0.41)
Net income (loss)	($ 0.14)	$ 0.18	$ 0.05	$ 0.29	$ 0.38
Average common shares outstanding					
Basic	42.4	42.4	42.4	42.4	42.4
Diluted	42.8	42.8	42.6	42.6	42.7
2001					
Realized losses	($ 1.8)	($ 22.7)	($ 1.3)	($ 25.8)	($ 51.6)
Total revenues	217.0	196.6	222.3	194.2	830.1
Income before accounting changes	17.9	5.6	18.4	0.8	42.7
Accounting changes	-	(5.5)	-	-	(5.5)
Net income	17.9	0.1	18.4	0.8	37.2
Basic earnings (loss) per common share:					
Income before accounting changes	$ 0.42	$ 0.13	$ 0.43	$ 0.02	$ 1.01
Accounting changes	-	(0.13)	-	-	(0.13)
Net income	$ 0.42	$ -	$ 0.43	$ 0.02	$ 0.88
Diluted earnings (loss) per common share:					
Income before accounting changes	$ 0.42	$ 0.13	$ 0.43	$ 0.02	$ 1.00
Accounting changes	-	(0.13)	-	-	(0.13)
Net income	$ 0.42	$ -	$ 0.43	$ 0.02	$ 0.87
Average common shares outstanding					
Basic	42.3	42.3	42.3	42.3	42.3
Diluted	42.8	42.7	42.7	42.7	42.7

Quarterly earnings per share may not add to year-to-date amounts due to changes in shares outstanding.

Business Summary

Introduction

Great American Financial Resources, Inc. ("GAFRI" or "the Company"), which was incorporated as a Delaware corporation in 1987, is an 83%-owned subsidiary of American Financial Group, Inc. ("AFG"). GAFRI is a holding company, which markets retirement products, primarily fixed and variable annuities, and various forms of life and supplemental health insurance through its subsidiaries listed below. GAFRI and its insurance subsidiaries employ approximately 1,000 people in the United States and 600 people (including approximately 450 company-employed agents) in Puerto Rico. SEC filings, news releases and other information may be accessed free of charge through GAFRI's Internet site at: ***www.gafri.com.***

Subsidiary	Year acquired
Great American Life Insurance Company ("GALIC")	1992
Annuity Investors Life Insurance Company ("AILIC")	1994
Loyal American Life Insurance Company ("Loyal")	1995
Great American Life Assurance Company of Puerto Rico ("GAPR")	1997
United Teacher Associates Insurance Company ("UTA")	1999
Manhattan National Life Insurance Company ("MNL")	2002

Acquisitions in recent years have supplemented GAFRI's internal growth as the assets of the holding company and its operating subsidiaries have increased from $4.5 billion at the end of 1992 to more than $9.3 billion at the end of 2002. Premiums over the last five years were as follows (in millions):

	Premiums (1)				
	2002	2001	2000	1999	1998
Life and Annuity Group					
Annuity (2)	$1,000	$ 750	$ 746	$588	$521
Life	66	61	52	42	19
Supplemental Insurance	185	194	158	35	37
GA Life of Puerto Rico	63	56	52	49	48
	$1,314	$1,061	$1,008	$714	$625

(1) Table does not include premiums of subsidiaries or divisions until their first full year following acquisition or formation. All periods exclude premiums of subsidiaries sold.

(2) Includes UTA annuities of $44 million, $30 million and $19 million in 2002, 2001 and 2000, respectively.

Market for Registrant's Common Equity and Related Stockholder Matters

GAFRI's Common Stock is listed and traded principally on the New York Stock Exchange ("NYSE") under the symbol GFR. On March 1, 2003, there were approximately 5,200 holders of record of Common Stock. The following table sets forth the range of high and low sales prices for the Common Stock on the NYSE Composite Tape.

	2002		2001	
	High	Low	High	Low
First quarter	$18.85	$16.99	$19.63	$17.90
Second quarter	20.00	16.80	18.05	16.59
Third quarter	19.86	13.35	19.49	16.95
Fourth quarter	17.60	14.82	19.25	17.05

The Company paid annual common dividends of $.10 per share in 2002 and 2001. Although no future dividend policy has been determined, management believes the Company will continue to have the capability to pay similar dividend amounts.

At March 1, 2003, approximately 83% of GAFRI's Common Stock was beneficially owned by AFG.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Please refer to "Forward-Looking Statements" following the table of contents in front of this document.

General

Following is a discussion and analysis of the financial statements and other statistical data that management believes will enhance the understanding of the financial condition and results of operations of Great American Financial Resources, Inc. ("GAFRI" or "the Company"). This discussion should be read in conjunction with the financial statements beginning on page F-1.

GAFRI and its subsidiary, AAG Holding Company, Inc., are organized as holding companies with nearly all of their operations being conducted by their subsidiaries. These companies, however, have continuing expenditures for administrative expenses, corporate services and for the payment of interest and principal on borrowings and stockholder dividends.

Critical Accounting Policies

Significant accounting policies are described in Note B to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that can have a significant effect on amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves, the determination of "other than temporary" impairments on investments, the recoverability and carrying value of unamortized insurance acquisition costs and environmental reserves of GAFRI's former manufacturing operations are the areas where the degree of judgement required to determine amounts recorded in the financial statements make the accounting policies critical.

Liquidity and Capital Resources

Ratios GAFRI's consolidated debt to capital ratio was 23% in 2002. For purposes of this calculation, capital represents the sum of consolidated debt, redeemable preferred securities of subsidiary trusts and stockholders' equity (excluding unrealized gains (losses) on marketable securities).

The National Association of Insurance Commissioners' ("NAIC") risk-based capital ("RBC") formula determines the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2002, the capital ratio of GAFRI's principal insurance subsidiary was 5.7 times its authorized control level RBC.

Sources and Uses of Funds To pay interest and principal on borrowings and other holding company costs, GAFRI (parent) and AAG Holding use primarily capital distributions from their directly-owned insurance subsidiaries, (Great American Life Insurance Company ("GALIC") and GA Life of Puerto Rico ("GAPR")), bank borrowings and cash and investments on hand. Capital distributions from GAFRI's insurance subsidiaries are subject to regulatory restrictions relating to statutory surplus and earnings. The maximum amount of dividends payable by GALIC and GAPR in 2003 without prior regulatory approval is $41.9 million and $25.8 million, respectively. In 2002, GALIC paid $23.0 million in dividends and GAPR paid $2.5 million in dividends. Also in 2002, GAFRI made capital contributions to GALIC of $34.0 million.

In the third quarter of 2000, GAFRI paid down approximately $50 million of its bank credit line. In January 2001, the Company replaced its existing agreement with a $155 million unsecured credit agreement, which matures at December 31, 2004. In September 2001, GAFRI redeemed its ROPES for $75 million in cash using bank borrowings. At March 1, 2003, GAFRI had $6 million available under its bank credit line.

In recent years, the Company has entered into several reinsurance transactions in connection with certain of its life and supplemental health operations. These transactions were entered into both in the normal course of business and as a source of additional capital and liquidity. The Company may enter into additional reinsurance transactions in the future.

At December 31, 2002, GAFRI had $250 million available under a shelf registration.

Based upon the current level of operations and anticipated growth, GAFRI believes that it will have sufficient resources to meet its liquidity requirements.

Independent Ratings The Company's principal insurance subsidiaries ("Insurance Companies") are rated by A.M. Best, Fitch and Standard & Poor's. GALIC is rated A3 (good financial security) by Moody's. Such ratings are generally based on items of concern to policyholders and agents and are not directed toward the protection of investors. Following are the Company's ratings as of March 1, 2003:

	A.M. Best	Fitch	Standard & Poor's
GALIC	A (Excellent)	A+ (Strong)	A- (Strong)
AILIC	A (Excellent)	A+ (Strong)	A- (Strong)
Loyal	A (Excellent)	A+ (Strong)	Not rated
UTA	A- (Excellent)	Not rated	Not rated
GAPR	A (Excellent)	Not rated	Not rated

In evaluating a company, independent rating agencies review such factors as the company's: (i) capital adequacy; (ii) profitability; (iii) leverage and liquidity; (iv) book of business; (v) quality and estimated market value of assets; (vi) adequacy of policy reserves; (vii) experience and competency of management and (viii) operating profile.

Management believes that the ratings assigned by independent insurance rating agencies are important because potential policyholders often use a company's rating as an initial screening device in considering annuity products. Management believes that (i) a rating of "A" by A.M. Best (its third highest rating) is necessary to successfully market tax-deferred annuities to public education employees and other not-for-profit groups and (ii) a rating in the "A" category by at least one rating agency is necessary to successfully compete in other annuity markets.

GAFRI's insurance entities also compete in markets other than the sale of tax-deferred annuities. Ratings are an important competitive factor, management believes that these entities can successfully compete in these markets with their respective ratings.

The Company's insurance ratings were recently affirmed by Fitch (with a stable outlook), and affirmed by Moody's (with a negative outlook); its ratings were downgraded by Standard & Poor's (with a negative outlook). GAFRI's operations could be materially and adversely affected by additional downgrades. In connection with recent reviews by independent rating agencies, management indicated that it intends to maintain the capital of its significant insurance subsidiaries at levels currently indicated by the rating agencies as appropriate for the current ratings. Items which could adversely affect capital levels include (i) a sustained decrease in the stock market in 2003 or beyond; (ii) a significant period of low interest rates and a resulting significant narrowing of annuity "spread"; (iii) investment impairments; (iv) a change in statutory reserving requirements for guaranteed minimum death benefits on variable annuities; (v) adverse mortality, and (vi) higher than planned dividends paid due to liquidity needs by GAFRI and AAG Holding.

2002 Acquisition On June 28, 2002, GALIC acquired Manhattan National Life Insurance Company ("MNL") for $48.5 million in cash. In December 2002, the Company reinsured 90% of the business in force. At December 31, 2002, MNL had statutory assets of approximately $272 million and statutory capital and surplus of $45.3 million.

Investments Insurance laws restrict the types and amounts of investments which are permissible for life insurers. These restrictions are designed to ensure the safety and liquidity of insurers' investment portfolios.

GAFRI invests primarily in fixed income investments which, including loans and short-term investments, comprised 98% of its investment portfolio at December 31, 2002. GAFRI generally invests in securities having intermediate-term maturities with an objective of optimizing interest yields while maintaining an appropriate relationship of maturities between GAFRI's assets and expected liabilities.

The NAIC assigns quality ratings to publicly traded as well as privately placed securities. At December 31, 2002, 93% of GAFRI's fixed maturity portfolio was comprised of investment grade bonds (NAIC rating of "1" or "2"). Management believes that a high quality investment portfolio is more likely to generate a stable and predictable investment return.

At December 31, 2002, GAFRI's mortgage-backed securities ("MBSs") portfolio represented approximately one-third of its fixed maturity investments. MBSs are subject to significant prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. Due to the significant decline in the general level of interest rates in 2002, GAFRI has experienced an increase in the level of prepayments on its MBS portfolio; these prepayments have not been reinvested at interest rates comparable to the rates earned on the prepaid MBSs. Partly as a result of this, the overall yield on GAFRI's fixed maturity portfolio dropped from 7.7% at year end 2001 to 7.0% at year end 2002.

Approximately 95% of GAFRI's MBSs are rated "AAA" with substantially all being investment grade quality. The market in which these securities trade is highly liquid. Aside from the interest rate risk referred to above, GAFRI does not believe a material risk (relative to earnings or liquidity) is inherent in holding such investments.

At December 31, 2002, GAFRI had pretax net unrealized gains of $287 million on fixed maturities and $26 million on equity securities. Summarized information for the unrealized gains and losses recorded in GAFRI's balance sheet at December 31, 2002, is shown in the following table (dollars in millions). Approximately $138 million of "Fixed Maturities" and $7 million of "Equity Securities" had no unrealized gains or losses at December 31, 2002.

	Securities with Unrealized Gains	Securities with Unrealized Losses
Fixed maturities		
Market value of securities	$6,239	$ 804
Amortized cost of securities	$5,872	$ 884
Gross unrealized gain or (loss)	$ 367	($ 80)
Market value as % of amortized cost	106%	91%
Number of security positions	1,261	244
Number individually exceeding $2 million gain or loss	11	10
Concentration of gains or (losses) by type or industry (exceeding 5% of unrealized):		
Mortgage-backed securities	$100.9	($ 7.6)
Banks	35.8	(0.5)
U.S. government	28.5	(1.1)
State and municipal	19.5	(2.5)
Electric services	16.2	(8.6)
Asset-backed securities	10.5	(8.1)
Air transportation (generally collateralized)	3.6	(27.7)
Percentage rated investment grade	98%	67%
Equity securities		
Market value of securities	$64	$2
Cost of securities	$37	$3
Gross unrealized gain or (loss)	$27	($1)
Market value as % of cost	173%	67%

GAFRI's investment in equity securities of Provident Financial Group, a Cincinnati-based commercial banking and financial services company, represents $22 million of the $27 million in unrealized gains on equity securities at December 31, 2002.

The table below sets forth the scheduled maturities of fixed maturity securities at December 31, 2002, based on their market values. Securities that do not have a single maturity date are reported at average maturity. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

Maturity*	Securities with Unrealized Gains*	Securities with Unrealized Losses*
One year or less	6%	4%
After one year through five years	19	22
After five years through ten years	29	35
After ten years	11	22
	65	83
Mortgage-backed securities	35	17
	100%	100%

*Excludes $138 million of fixed maturities with no unrealized gains or losses.

GAFRI realized aggregate losses of $5.1 million during 2002 on $34.1 million in sales of fixed maturity securities (7 issues/issuers) that had individual unrealized losses greater than $500,000 at December 31, 2001. Market values of five of the securities increased an aggregate of $3.4 million from December 31, 2001 to date of sale. One of the securities was a Conseco bond that decreased in value by $3.1 million from December 31, 2001 to the date of sale due to the continued decline in Conseco's financial condition. The market value of the remaining security did not change from December 31, 2001 to the sale date.

Although GAFRI had the ability to continue holding these investments, its intent to hold them changed due primarily to deterioration in the issuers' creditworthiness, decisions to lessen exposure to a particular credit or industry, or to modify asset allocation within the portfolio. None of the securities were sold out of a necessity to raise cash. GAFRI has the ability and intent to hold securities with unrealized losses at December 31, 2002, for a period of time sufficient to allow for a recovery in market value.

The table below (dollars in millions) summarizes the length of time securities have been in an unrealized gain or loss position at December 31, 2002.

Fixed Maturities	Aggregate Market Value	Aggregate Unrealized Gain (Loss)	Market Value as % of Cost Basis
Securities with unrealized gains at 12/31/02:			
Exceeding $500,000 and for:			
Less than one year (200 issues)	$2,293	$172	108.1%
More than one year (36 issues)	443	50	112.7
Less than $500,000 and an unrealized gain for:			
Less than one year (575 issues)	2,119	75	103.7
More than one year (450 issues)	1,384	70	105.3
	$6,239	$367	106.3%
Securities with unrealized losses at 12/31/02:			
Exceeding $500,000 and for:			
Less than one year (38 issues)	$ 197	($ 49)	80.1%
More than one year (7 issues)	39	(10)	79.6
Less than $500,000 and an unrealized loss for:			
Less than one year (148 issues)	450	(14)	97.0
More than one year (51 issues)	118	(7)	94.4
	$ 804	($ 80)	91.0%
Equity Securities			
Securities with unrealized gains at 12/31/02:			
Exceeding $500,000 and for:			
Less than one year (3 issues)	$15	$ 4	136.4%
More than one year (1 issue)	38	22	237.5
Less than $500,000 and an unrealized gain for:			
Less than one year (8 issues)	7	1	116.7
More than one year (2 issues)	4	-	100.0
	$64	$27	173.0%
Securities with unrealized losses at 12/31/02:			
Exceeding $500,000 and for:			
Less than one year (0 issues)	$ -	$ -	- %
More than one year (0 issues)	-	-	-
Less than $500,000 and an unrealized loss for:			
Less than one year (3 issues)	1	(1)	50.0
More than one year (1 issue)	1	-	100.0
	$ 2	($ 1)	66.7%

When a decline in the value of a specific investment is considered to be "other than temporary," a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are "other than temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include:

(a) whether the unrealized loss is credit-driven or a result of changes in market interest rates,
(b) the extent to which market value is less than cost basis,
(c) historical operating, balance sheet and cash flow data contained in issuer SEC filings,
(d) issuer news releases,
(e) near-term prospects for improvement in the issuer and/or its industry,
(f) industry research and communications with industry specialists,
(g) third party research and credit rating reports,
(h) internally generated financial models and forecasts,
(i) discussions with issuer management, and
(j) ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Based on its analysis of the factors enumerated above, management believes (i) GAFRI will recover its cost basis in the securities with unrealized losses and (ii) that GAFRI has the ability and intent to hold the securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other than temporary impairment could be material to results of operations in a future period. While management believes it is not likely that future impairment charges will have a significant effect on GAFRI's liquidity, impairment charges could have an effect on the Company's ratings.

Net realized gains (losses) on investments sold and charges for "other than temporary" impairment on investments held were as follows (in millions):

	Net Realized Gains(Losses) on Sales	Charges for Impairment	Other(a)	Total
2002	$53.1	($97.4)	($1.4)	($45.7)
2001	19.1	(77.0)(b)	6.3	(51.6)
2000	21.0	(14.3)	1.1	7.8
1999	(0.6)	(8.6)	2.1	(7.1)
1998	11.6	(5.9)	(1.7)	4.0

(a) Includes adjustments to carry derivatives at market and to reflect the impact of realized gains and losses on the amortization of deferred policy acquisition costs.
(b) Does not include an $8.4 million writedown of certain collateralized debt obligations, which was recorded as the cumulative effect of an adoption of an accounting change at April 1, 2001.

Increased impairment charges in recent years reflect a rise in corporate defaults in the marketplace resulting from the weakened economy, fraud and other factors.

Uncertainties

Exposure to Market Risk Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. GAFRI's exposures to market risk relate primarily to its fixed maturity investment portfolio and annuity contracts which are exposed to interest rate risk and, to a lesser extent, equity price risk. In addition, a portion of GAFRI's long-term debt is also exposed to interest rate risk.

Fixed Maturity Portfolio The fair value of GAFRI's fixed maturity portfolio is directly impacted by changes in market interest rates. GAFRI's fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This practice allows flexibility in reacting to fluctuations of interest rates. GAFRI's portfolio is managed with an attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations. GAFRI attempts to align the duration of invested assets to the projected cash flows of policyholder liabilities.

The following table provides information about GAFRI's fixed maturity investments at December 31, 2002 and 2001, that are sensitive to interest rate risk. These tables show (dollars in millions) principal cash flows and related weighted-average interest rates by expected maturity date for each of the five subsequent years and for all years thereafter. Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. MBSs and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	December 31, 2002			December 31, 2001	
	Principal Cash Flows	Rate		Principal Cash Flows	Rate
2003	$ 822	11.3%	2002	$ 657	8.6%
2004	548	8.5	2003	886	7.8
2005	556	7.3	2004	587	8.5
2006	629	6.8	2005	673	7.5
2007	653	5.8	2006	613	7.2
Thereafter	3,622	6.3	Thereafter	2,960	7.3
Total	$6,830	7.2%	Total	$6,376	7.6%
Fair Value	$7,181		Fair Value	$6,431	

Annuity Contracts Substantially all of GAFRI's fixed rate annuity contracts permit GAFRI to change crediting rates (subject to minimum interest rate guarantees of 3% to 4% per annum as determined by applicable law) enabling management to react to changes in market interest rates. Nonetheless, due to the sharp drop in interest rates in 2002, GAFRI's spreads have narrowed and will likely continue to narrow through at least 2003. Actuarial assumptions used to estimate DPAC and Annuity Benefits, as well as GAFRI's ability to maintain spread, could be impacted if the current interest rate environment continues for an extended period and causes policyholder behavior to be altered.

Projected payments in each of the next five years and for all years thereafter on GAFRI's fixed annuity liabilities at December 31 are as follows (dollars in millions):

	First	Second	Third	Fourth	Fifth	There after	Total	Fair Value
2002	$550	$610	$740	$810	$700	$3,044	$6,454	$6,284
2001	$750	$680	$650	$630	$610	$2,512	$5,832	$5,659

Nearly half of GAFRI's fixed annuity liabilities at December 31, 2002, were two-tier in nature in that policyholders can receive a higher amount if they annuitize rather than surrender their policy, even if the surrender charge period has expired. At December 31, 2002, the average stated crediting rate on GAFRI's principal fixed annuity products was approximately 4.3% and current stated crediting rates (excluding bonus interest) on GAFRI's active products generally range from 3.0% to 3.6%. GAFRI estimates that its effective weighted-average crediting rate, on its inforce business over the next five years will approximate 4.3%. This rate reflects actuarial assumptions as to: (i) expected investment spread (ii) deaths; (iii) annuitizations; (iv) surrenders and (v) renewal premiums. Actual experience and changes in actuarial assumptions may result in different effective crediting rates than those above.

GAFRI's equity-indexed fixed annuities provide policyholders with a crediting rate tied, in part, to the performance of an existing stock market index. GAFRI attempts to mitigate the risk in the equity-based component of these products through the purchase of call options on the appropriate index. The Company's strategy is designed so that an increase in the liabilities, due to an increase in the market index, will be substantially offset by unrealized gains on the call options purchased by the Company. Under SFAS No. 133, both the equity-based component of the annuities and the related call options are considered derivatives and marked to market through current earnings as annuity benefits. Adjusting these derivatives to market value had a net effect of less than 1% of annuity benefits in 2002 and 2001. In 2002, GAFRI chose to suspend new sales of equity-indexed annuities due primarily to lack of volume.

Debt and Preferred Securities The following table shows scheduled principal payments on fixed rate long-term debt of GAFRI and related weighted-average interest rates for the next five years and for all years thereafter (in millions):

	December 31, 2002			December 31, 2001	
	Scheduled Principal Payments	Rate		Scheduled Principal Payments	Rate
2003 through 2007	*		2002 through 2006	*	
Thereafter	$100.8	6.9%	Thereafter	$100.8	6.9%
Total	$101.7	6.8%	Total	$101.9	6.8%
Fair Value	$ 91.7		Fair Value	$ 95.2	

* Less than $1 million each year

Under the terms of the Company's bank credit facility entered into in January 2001, GAFRI and its subsidiaries have no variable-rate debt maturing until December 2004. The weighted-average interest rate on GAFRI's variable-rate debt was 2.1% at March 1, 2003, 2.2% at December 31, 2002, and 2.9% at December 31, 2001. There were $143 million of subsidiary trust preferred securities outstanding at December 31, 2002, and 2001, none of which are scheduled for maturity or mandatory redemption during the next five years; the weighted-average interest rate on these trust securities at December 31, 2002 and 2001 was 9.1%.

Results of Operations

General The comparability of GAFRI's financial statements is affected by the acquisitions of subsidiaries discussed in Note C to its financial statements.

Results of operations as shown in the accompanying financial statements are prepared in accordance with generally accepted accounting principles. Many investors and analysts focus on "core earnings" of companies, setting aside certain items included in net earnings such as realized gains and losses, the cumulative effect of accounting changes and certain other unusual items. Realized gains and losses are excluded from "core earnings" because they are unpredictable and not necessarily indicative of current operating fundamentals. Other items such as the 2000 litigation charges are excluded to assist investors in analyzing their impact on the trend in operating results. Nonetheless, these items are significant components of GAFRI's overall financial results and core earnings should not be considered a substitute for the net income reported in the Consolidated Income Statement as an indication of GAFRI's overall performance. The following table (in millions, except per share amounts) compares the Company's core earnings over the past three years.

GAFRI (Consolidated):	2002	2001	2000
Net operating earnings per income statement	$33.9	$42.7	$60.1
Exclude litigation charges, net of tax:			
Included in annuity benefits	-	-	9.2
Included in other expenses	-	-	11.9
Exclude realized losses (gains), net of tax	29.7	33.5	(5.1)
Core net operating earnings	$63.6	$76.2	$76.1
Diluted Earnings Per Common Share:			
Net income per share per income statement	$0.38	$0.87	$1.28
Exclude, per share:			
Litigation charges	-	-	0.50
Realized losses (gains)	0.70	0.78	(0.12)
Equity in results of affiliate	-	-	0.14
Accounting changes	0.41	0.13	(0.02)
Core net operating earnings per share	$1.49	$1.78	$1.78

The following table summarizes GAFRI's annuity sales (in millions).

	2002	2001	2000
Annuity Premiums:			
Single premium fixed rate annuities	$ 654	$401	$277
Flexible premium fixed rate annuities	165	151	150
Single premium variable annuities	95	107	242
Flexible premium variable annuities	87	92	78
	$1,001	$751	$747

Sales of fixed rate annuity products were up 48% and 29% in 2002 and 2001, respectively, and were offset by a decrease in the sale of variable annuities by 8% and 38% over the same periods. Management attributes these trends to the volatile equity and bond markets, the introduction of several new fixed rate products and exiting the "wholesale" (single premium, non-qualified) variable annuity market.

Life, Accident and Health Premiums and Benefits The following table summarizes GAFRI's life, accident and health premiums and benefits as shown in the Consolidated Income Statement (in millions).

	2002	2001	2000
Premiums			
Supplemental insurance products	$191	$190	$152
GA Life of Puerto Rico	61	54	49
Life products	54	36	29
	$306	$280	$230
Benefits			
Supplemental insurance products	$158	$157	$128
GA Life of Puerto Rico	31	27	24
Life products	56	29	23
	$245	$213	$175

GAFRI continues to experience adverse mortality in GALIC's life division. Further adverse mortality could result in an additional charge to income due to a further reduction in unamortized insurance acquisition costs. (See "MD&A - Insurance Acquisition Expenses")

Life products in 2002 include premiums of $14 million and benefits of $19 million related to Manhattan National Life which was acquired in June 2002. The 2001 increase in supplemental insurance premiums and benefits is due primarily to the November 2000 reinsurance of a block of accident and health insurance business.

Net Investment Income Net investment income increased in 2002 due primarily to higher average invested assets (partially as a result of the MNL acquisition), somewhat offset by lower yields in the portfolio. The yield on GAFRI's fixed maturity portfolio was approximately 7.0% at December 31, 2002 compared to approximately 7.7% at December 31, 2001. (See "MD&A - Investments"). GAFRI expects the yield on its portfolio to further decline through at least 2003.

Net investment income increased in 2001 as a result of higher average invested assets.

Realized Gains (Losses) on Investments Realized gains (losses) on investments included the following provisions for other than temporary impairment: $97.4 million, $77.0 million and $14.3 million for the years ended 2002, 2001 and 2000, respectively. (See "MD&A - Investments")

Results for 2000 include a pretax gain of $27.2 million resulting from the sale of GAFRI's investment in a company engaged in the production of ethanol. GAFRI's investment was repurchased by the ethanol company which, following the repurchase, became wholly-owned by GAFRI's Chairman.

Other Income Other income increased $4.7 million in 2001 compared to the same period in 2000 due primarily to income from the sale of real estate and, to a lesser extent, increased fees earned on GAFRI's variable annuity and life business. These increases were partially offset by lower annuity policy charges and lower revenues at GAFRI's insurance agency and broker/dealer subsidiaries.

Real Estate Operations GAFRI is engaged in a variety of real estate operations including hotels and marinas; GAFRI also owns various parcels of land. Revenues and expenses of these operations, including gains on disposal, are included in GAFRI's Consolidated Income Statement as shown below (in millions).

	2002	2001	2000
Other income	$41.2	$46.7	$38.3
Other expenses	34.1	30.9	32.1

Other income included a pretax gain on the sale of real estate assets of $11.2 million in 2001.

Annuity Benefits Annuity benefits reflect amounts accrued on annuity policyholders' funds accumulated. The majority of GAFRI's fixed rate annuity products permit GAFRI to change the crediting rate at any time (subject to minimum interest rate guarantees of 3% to 4% per annum). Historically, management has been able to react to changes in market interest rates and maintain a desired interest rate spread. The recent interest rate environment has resulted in a spread compression, which could continue through at least 2003.

On its deferred annuities (annuities in the accumulation phase), GAFRI generally credits interest to policyholders' accounts at their current stated "surrender" interest rates. Furthermore, for "two-tier" deferred annuities (annuities under which a higher interest amount can be earned if a policy is annuitized rather than surrendered), GAFRI accrues an additional liability to provide for expected deaths and annuitizations. Changes in crediting rates, actual surrender, death and annuitization experience or modifications in actuarial assumptions can affect this accrual. In 2002, this accrual was reduced by approximately $2 million due to (i) decreases in crediting rates on certain fixed annuity products, partially offset by (ii) a modification in projected investment yields. Significant changes in projected investment yields could result in additional benefits or charges to earnings.

Insurance Acquisition Expenses Insurance acquisition expenses include amortization of deferred policy acquisition costs ("DPAC") as well as a portion of commissions on sales of insurance products. Insurance acquisition expenses also include amortization of the present value of future profits of businesses acquired amounting to $11.8 million in 2002, $9.2 million in 2001 and $10.7 million in 2000.

The increase in insurance acquisition expenses in 2002 reflects (i) a writeoff of DPAC; (ii) the amortization costs associated with GAFRI's purchase of MNL in June 2002 and (iii) higher commission expense due to the Company's growth in premiums. Included in 2002 and 2001 were DPAC writeoffs related to variable annuities of $13.5 million and $3.0 million, respectively, resulting from the actual performance of the equity markets and a reduction of assumed future returns. Poor performance in the equity markets could lead to additional DPAC writeoffs or a charge to earnings in order to accrue for guaranteed minimum death benefits included in the variable products. (See "MD&A - Proposed Accounting Standard"). Included in 2002 is a DPAC writeoff of $4 million related primarily to adverse mortality in the Company's life operations. Partially offsetting the DPAC writeoffs in 2002 was a reduction of approximately $7 million in DPAC amortization on fixed annuities relating to decreases in crediting rates on certain fixed annuity products. Continued adverse mortality could lead to additional DPAC writeoffs. Significant changes in projected investment yields could result in additional benefits or charges to earnings.

The increase in 2001 is due primarily to (i) increased lapses and increased sales of traditional life insurance by GALIC and (ii) the effect of the equity markets on variable annuity DPAC.

Trust Preferred Distribution Requirement The decrease in trust preferred distribution requirement in 2002 and 2001 reflects the Company's September 2001 redemption of one issue of its trust preferred securities.

Interest and Other Debt Expenses Higher average borrowings in 2002 were offset by lower interest rates on the Company's bank debt. The decrease in interest and other debt expenses in 2001 compared to 2000 is due primarily to lower average borrowings as well as lower interest rates on these borrowings.

Other Expenses Other expenses increased in 2002 due to (i) an increase in expenses from real estate operations resulting from the 2002 acquisition of property and (ii) the acquisition of MNL in June 2002. Other expenses decreased 14% in 2001 primarily due to the absence of a litigation charge that was recorded in 2000. (See MD&A - Results of Operations "General").

Income Taxes The provision for income taxes in all periods presented reflects the effects of non-taxable foreign operations. In 2002 and 2000, the provision for income taxes also reflects reductions of the valuation allowance associated with certain deferred tax assets. (See Note K.)

Equity in Losses of Affiliate Equity in losses of affiliate in 2000 represents GAFRI's proportionate share of the results of Chiquita Brands International, as well as the writedown in 2000 of GAFRI's investment in Chiquita to market value of approximately $1 per share. Chiquita reported net losses attributable to common shareholders of $112 million in 2000.

Cumulative Effect of Accounting Changes Effective January 1, 2002, GAFRI implemented Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," under which goodwill is no longer amortized, but is subject to an impairment test at least annually. The initial impairment testing resulted in an aftertax charge of $17.7 million for the cumulative effect of an accounting change. At December 31, 2002, GAFRI had less than $21 million of unamortized goodwill remaining on its balance sheet.

In 2001, the cumulative effect of accounting change represents the implementation of a new accounting standard (EITF 99-20) which resulted in a writedown of $8.4 million ($5.5 million or $0.13 per share after tax) of the cost basis of certain collateralized debt obligations in the second quarter.

In 2000, GAFRI implemented Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recognized in the balance sheet at fair value, and that the initial effect of recognizing derivatives at fair value be reported as a cumulative effect of a change in accounting principle. Accordingly, GAFRI recorded income of $0.8 million (net of taxes) reflecting the adoption of SFAS No. 133.

Recent Accounting Standards The following accounting standards have been, or will be implemented by GAFRI. The implementation of these standards is discussed under various subheadings of Note B to the Financial Statements. Effects of each are shown in the relevant Notes.

Accounting Standard	Subject of Standard	Year Implemented
SFAS #133	Derivatives	2000
EITF 99-20	Asset-backed Securities	2001
SFAS #141	Business Combinations	2001
SFAS #142	Goodwill and Other Intangibles	2002
SFAS #148	Stock-based Compensation	2002

Other standards issued in recent years did not apply to GAFRI or had only negligible effects on GAFRI.

Proposed Accounting Standard GAFRI's variable annuity contracts contain a guaranteed minimum death benefit ("GMDB") (which may exceed the value of the policyholder's account) to be paid if the annuityholder dies before the annuity payout period commences. Payment of any difference between the GMDB and the related account balance is borne by GAFRI and expensed when paid. In periods of declining equity markets, the GMDB difference increases as the variable annuity account value decreases. At December 31, 2002 and 2001, the aggregate GMDB values (assuming every policyholder died on those dates) exceeded the market value of the underlying variable annuities by $233 million and $136 million, respectively. Industry practice varies, but GAFRI does not establish GAAP reserves for this mortality risk. If a proposed accounting standard becomes effective, GAFRI would be required to record a liability for the present value of expected GMDB payments. Initial recognition of a GAAP liability (estimated to be less than 4% of the difference between the underlying market value of the variable annuities and the GMDB value) would be accounted for as the cumulative effect of a change in accounting principles. Death benefits paid in excess of the variable annuity account balance were $1.1 million in 2002.

Selected Financial Data

The following financial data has been summarized from, and should be read in conjunction with, the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The data reflects the acquisitions of MNL in June 2002 and UTA in October 1999, and the sale of the Company's Funeral Insurance Division in September 1998 (in millions, except per share amounts).

	2002	2001	2000	1999	1998
Income Statement Data:					
Total revenues	$883.2	$830.1	$824.3	$661.5	$746.4
Operating earnings before income taxes	$ 38.9	$ 59.9	$ 81.1	$ 92.0	$143.9
Income before extraordinary items and accounting changes	$ 33.9	$ 42.7	$ 53.9	$ 63.5	$ 97.5
Extraordinary items	-	-	-	-	(0.8)
Cumulative effect of accounting changes (a)	(17.7)	(5.5)	0.8	(4.7)	-
Net income	$ 16.2	$ 37.2	$ 54.7	$ 58.8	$ 96.7
Basic earnings per common share:					
Income before extraordinary items and accounting changes	$ 0.80	$ 1.01	$ 1.27	$ 1.50	$ 2.27
Extraordinary items	-	-	-	-	(0.02)
Accounting changes (a)	(0.42)	(0.13)	0.02	(0.11)	-
Net income	$ 0.38	$ 0.88	$ 1.29	$ 1.39	$ 2.25
Diluted earnings per common share:					
Income before extraordinary items and accounting changes	$ 0.79	$ 1.00	$ 1.26	$ 1.48	$ 2.23
Extraordinary items	-	-	-	-	(0.02)
Accounting changes (a)	(0.41)	(0.13)	0.02	(0.11)	-
Net income	$ 0.38	$ 0.87	$ 1.28	$ 1.37	$ 2.21
Cash dividends per common share	$0.10	$0.10	$0.10	$0.10	$0.10
Balance Sheet Data at year-end:					
Total assets	$9,362.6	$8,400.4	$7,975.9	$7,530.7	$7,190.4
Notes payable	250.3	223.0	151.9	201.3	131.0
Mandatorily redeemable preferred securities of subsidiary trusts	142.9	142.9	217.9	219.6	225.0
Net unrealized gains (losses) included in stockholders' equity	180.0	89.8	43.9	(52.9)	160.1
Total stockholders' equity	851.9	748.8	671.7	525.7	688.7

(a) Reflects the implementation in the following years of accounting changes mandated by recently enacted accounting standards:

2002 - SFAS #142 (Goodwill and Other Intangibles)
2001 - EITF #99-20 (Asset-backed Securities)
2000 - SFAS #133 (Derivatives)
1999 - SOP 98-5 (Start-up Costs)

(This Page Intentionally Left Blank)

(This Page Intentionally Left Blank)


GREAT AMERICAN
FINANCIAL RESOURCES

Investor Information

Please contact us with your requests using the addresses or phone and fax numbers below.

Regarding securities:
Great American Financial Resources, Inc.
c/o Securities Transfer Company
One East Fourth Street
Cincinnati, OH 45202
Phone: 1-800-368-3417
Fax: 1-513-287-8270

Regarding the 10-K and additional information:
Great American Financial Resources, Inc.
c/o General Counsel
P.O. Box 120
Cincinnati, OH 45201-0120
Phone: 1-513-333-5300
Fax: 1-513-357-3397

Share Certificates

Certificates representing shares of Common Stock of Sprague Technologies, Inc., STI Group, Inc., or American Annuity Group, Inc., automatically represent the same number of shares of Great American Financial Resources, Inc. Therefore, stockholders are not required to exchange their existing certificates.

Duplicate Mailings

Please call or write to us at either of the addresses above if you wish to eliminate duplicate mailings of this report or other materials from our Company.

Annual Stockholders Meeting

The Annual Stockholders Meeting is scheduled to be held on May 22, 2003, at 10:00 a.m. Eastern Daylight Time at The Cincinnatian Hotel in Cincinnati, Ohio. Audited Financial Statements, Notes to Consolidated Financial Statements, and Management's Discussion and Analysis are included in a separate document being mailed simultaneously to stockholders.

Find additional information on our organization at http://www.gafri.com.

Stock Market Data

Great American Financial Resources Common Stock is listed and traded principally on the New York Stock Exchange (NYSE) under the symbol GFR. On March 1, 2003, approximately 5,200 holders of record own our shares.

The following table sets forth the range of high and low sales prices for the Company's Common Stock on the NYSE Composite Tape:

	2002		2001	
	High	Low	High	Low
First quarter	$18.85	$16.99	$19.63	$17.90
Second quarter	20.00	16.80	18.05	16.59
Third quarter	19.86	13.35	19.49	16.95
Fourth quarter	17.60	14.82	19.25	17.05

The Company paid annual common dividends of $0.10 per share in 2002 and in 2001.

Great American Ball Park℠
This spring marks the grand opening of the Cincinnati Reds' new home field. We are happy to be sharing the name recognition that the Great American Ball Park will bring.



GREAT AMERICAN BALL PARK


GREAT AMERICAN
FINANCIAL RESOURCES

250 East Fifth Street
Cincinnati, OH 45202
Phone (513) 333-5300
www.gafri.com

>> WE REMAIN COMMITTED TO BUILDING SHAREHOLDER VALUE.>>

4579